SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)(1)


                            Foamex International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    344123104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Robert B. Burke
                        c/o Par IV Capital Management LLC
                                  50 Tice Blvd.
                                    3rd Floor
                        Woodcliff Lake, New Jersey 07677
                                 (201) 573-7500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 15, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    344123104
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Par IV Capital Management LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,930,542

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,930,542

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,930,542

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.83%

14.  TYPE OF REPORTING PERSON*

     IA, OO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    344123104
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert B. Burke

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,930,542

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,930,542

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,930,542

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.83%

14.  TYPE OF REPORTING PERSON*

     IN, HC



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    344123104
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Paloma International L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     965,271

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     965,271

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     965,271

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.92%

14.  TYPE OF REPORTING PERSON*

     PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    344123104
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     S. Donald Sussman

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     965,271

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     965,271

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     965,271

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.92%

14.  TYPE OF REPORTING PERSON*

     IN, HC



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   344123104
          ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

        The name of the issuer is Foamex International Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 1000 Columbia Avenue, Linwood, Pennsylvania 19061. This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed jointly by (i) Par IV Capital Management LLC, a Delaware limited liability company ("Par IV"), (ii) Robert B. Burke, a United States citizen, (iii) Paloma International L.P., a Delaware limited partnership and (iv) S. Donald Sussman (collectively, the "Reporting Persons").

     The principal business address of (i) Par IV and Robert B. Burke is 50 Tice Blvd., 3rd Floor, Woodcliff Lake, New Jersey 07677, (ii) Paloma International L.P. is Two American Lane, Greenwich, Connecticut 06836 and (iii) S. Donald Sussman is 6100 Red Hook Quarter, 18B, Suites C1-6, St. Thomas, United States Virgin Islands 00802.

     Robert B. Burke is the managing member of Par IV, an investment management firm that serves as an investment adviser to private investment funds and separately managed accounts, including Paloma International L.P. Paloma International L.P. is engaged in trading in securities and other aspects of the securities business. Trust Asset Management LLP, a U.S. Virgin Islands limited liability partnership ("TAM"), with its principal office at 6100 Red Hook Quarter, 18B, Suites C1-6, St. Thomas, USVI 00802, is the general partner of Paloma International L.P. with investment authority. The principal business of TAM is to engage in the investment and investment advisory business. S. Donald Sussman is the indirect controlling person of TAM and, thus, Paloma International L.P.

     (d) Neither of Robert B. Burke nor S. Donald  Sussman has,  during the last
five  years,  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     The funds for the purchase of the Shares came from the working capital of Paloma International L.P. and the private investments vehicles managed by Par IV over which Robert B. Burke, through his role at Par IV, exercises investment discretion.

     No borrowed funds were used to purchase the Shares, other than any borrowed
funds  used  for  working   capital   purposes   (including   certain   leverage
arrangements) in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

          As previously reported, an informal ad hoc committee of certain holders of equity securities in the Company (the "Ad Hoc Committee") has been formed in connection with the Company's bankruptcy proceedings. Par IV and Paloma International L.P. are members of the Ad Hoc Committee, which is comprised of D. E. Shaw Laminar Portfolios, L.L.C., Sigma Capital Management, LLC, Par IV Capital Management LLC and Paloma International L.P. (collectively, the "Ad Hoc Committee Members"), with Goldman, Sachs & Co. acting as an observer. The Ad Hoc Committee Members and Goldman, Sachs & Co. (together with the Ad Hoc Committee Members, "the Equityholders") may be deemed to be members of a group within the meaning of Rule 13d-5(b) with respect to its interests in equity securities of the Issuer.

          According to the Issuer's Form 10-Q filed on November 15, 2006, the total number of Shares, as of November 10, 2006, was 24,653,267 shares. As previously set forth in Schedules 13D filed separately by the Equityholders, the aggregate number of Shares beneficially owned by the Equityholders is approximately 13,828,209 Shares, assuming the conversion of the preferred stock beneficially owned by D. E. Shaw Laminar Portfolios, L.L.C.

          On October 13, 2006, the Equityholders or certain of their affiliates (collectively, the "Significant Equityholders") and the Issuer entered into an Equity Commitment Agreement (the "Equity Commitment Agreement"). The following summary of the Equity Commitment Agreement is not a complete description of the agreement and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

          Pursuant to the Equity Commitment Agreement approved by the U.S. Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") on November 27, 2006, and subject to the terms and conditions thereof, the Issuer shall conduct a rights offering (the "Rights Offering") in conjunction with and pursuant to a plan of reorganization (in form and substance reasonably acceptable to the Significant Equityholders, the "First Amended Plan") to generate gross proceeds of $150 million (the "Rights Offering Amount"). Under the Rights Offering, each holder of common stock in the Issuer would be offered the right to purchase up to 2.56 Shares (the "Additional Common Stock") in the Reorganized Company (as defined in the Equity Commitment Agreement) for each Share owned by such holder in exchange for a cash payment equal to $2.25 per share (the "Additional Common Stock Purchase Price") and each holder of preferred stock in the Issuer would be offered the right to purchase up to
255.78 Shares of Additional Common Stock for each share of preferred stock owned by such holder in exchange for a cash payment equal to the Additional Common Stock Purchase Price per share.

          The Equity Commitment Agreement further provides that the Significant Equityholders shall enter into a Put Option Agreement (as defined in the Equity Commitment Agreement) pursuant to which the Significant Equityholders will sell a put option (the "Put Option") under which the Issuer may require the Significant Equityholders to purchase New Preferred Stock (as defined in the Equity Commitment Agreement) in the Reorganized Company to the extent the existing stockholders do not exercise all of their rights and purchase shares of Additional Common Stock pursuant to the Rights Offering. In addition, as a condition precedent to the Significant Equityholders' obligations under the Put Option, the First Amended Plan shall provide that the Issuer shall sell a call option (the "Call Option") under which the Significant Equityholders would have the option to purchase shares of Additional Common Stock at a per share price equal to the Additional Common Stock Purchase Price for each right that is not exercised under the Rights Offering, up to a maximum aggregate purchase price of the Rights Offering Amount less the amount of proceeds generated by the Rights Offering. The First Amended Plan shall also provide that Call Option Premium (as defined in the Equity Commitment Agreement) in the amount of $2.0 million is payable by the Significant Equityholders to the Issuer unless either (i) a Termination Event (as defined in the Equity Commitment Agreement) occurs or (ii) the Issuer agrees to enter into a Competing Transaction (as defined in the Equity Commitment Agreement). The Put Option would not be exercisable in the event that the Significant Equityholders exercised the Call Option as is to be set forth in the First Amended Plan.

          In consideration for the Put Option, and subject to Bankruptcy Court approval, the Issuer will pay the Significant Equityholders an aggregate option premium of up to $9.5 million in immediately available funds (the "Put Option Premium"), payable in the following manner: (i) $2.0 million shall be paid no later than three (3) business days after the Bankruptcy Court enters an order approving the Equity Commitment Agreement; (ii) $2.5 million shall be paid on the date that the Bankruptcy Court enters an order approving a Competing Transaction; (iii) $5.5 million shall be paid upon the occurrence of certain Termination Events; and (iv) $7.5 million shall be paid on the Effective Date (as defined in the Equity Commitment Agreement) of the First Amended Plan if the Equity Commitment Agreement is not otherwise terminated earlier and remains in full force and effect.

          If the transactions contemplated by the Equity Commitment Agreement are consummated, the Issuer shall utilize the proceeds of the sale of the Additional Common Stock and the New Preferred Stock, as the case may be, to fund payments under the First Amended Plan, to pay the expenses of the Rights Offering, to pay the balance of the Put Option Premium that becomes due and payable on the Effective Date and to fund the Reorganized Company's working capital requirements on the Effective Date.

          In addition, on October 13, 2006, the Significant Equityholders entered into an agreement (the "Pro Rata Agreement") providing that the rights and obligations among the Significant Equityholders in connection with the Equity Commitment Agreement (including, without limitation, with respect to the Put Option and the Call Option) shall be apportioned among the Significant Equityholders in the following manner: D. E. Shaw Laminar Portfolios, L.L.C. (41.4%); Goldman, Sachs & Co. (35.2%); Sigma Capital Associates, LLC (16.6%); Par IV Master Fund, Ltd. (3.4%); and Sunrise Partners Limited Partnership (3.4%). The above description of the Pro Rata Agreement is not a complete description and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

          Furthermore, on November 27, 2006, the Issuer filed with the Bankruptcy Court the Issuer's Second Amended Joint Plan of Reorganization (the "Foamex Plan") and related disclosure statement (the "Foamex Disclosure Statement"). The Bankruptcy Court approved the Foamex Disclosure Statement on November 27, 2006.

          On November 27, 2006, (i) the Significant Equityholders, solely in their capacity as holders of certain 10.75% Senior Secured Notes due 2009, issued by Foamex L.P. and Foamex Capital Corporation (the "Senior Secured Notes"), (ii) the Issuer and certain of its affiliates and (iii) certain other holders of the Senior Secured Notes (the "Supporting Secured Noteholders"), as well as (iv) U.S. Bank National Association, solely in its capacity as the indenture trustee and (v) the Ad Hoc Committee of holders of Senior Secured Notes (the "Ad Hoc Noteholders Committee") entered into a Plan Support Agreement (the "Plan Support Agreement").

          Among other things, pursuant to the terms of the Plan Support Agreement, the Significant Equityholders, solely in their capacity as holders of Senior Secured Notes, and without prejudice to their rights under the Equity Commitment Agreement, agreed to vote any and all claims (including claims related to the Senior Secured Notes) held by the Significant Equityholders to accept the Foamex Plan and to support the settlement of certain disputes related to the treatment of such Senior Secured Note claims as set forth in the Foamex Plan, subject to the terms and conditions set forth in the Plan Support Agreement.

          Par IV and Paloma International L.P. have met, and reserve the right to continue to meet, with the Issuer's board of directors, management and advisers from time to time to discuss the Issuer's business and reorganization plan under Chapter 11, its prospects and strategies, as well as various financing and structuring alternatives that may be available. Par IV and Paloma International L.P. may work with the Issuer and/or the Issuer's advisors, other equityholders, creditors and other constituents to develop plans or proposals for the Issuer, including, without limitation, the First Amended Plan. These plans or proposals may involve or relate to one of more of the matters described in this Item 4 of this Schedule 13D. Neither Par IV nor Paloma International L.P. have been retained by the Issuer or any other person to perform these services.

--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, (i) each of Par IV and Robert B. Burke may be deemed to be the beneficial owner of 1,930,542 Shares or 7.83% of the Shares of the Issuer and (ii) each of Paloma International L.P. and S. Donald Sussman may be deemed to be the beneficial owner of 965,271 Shares or 3.92% of the Shares of the Issuer, based upon the 24,653,267 Shares outstanding as of November 10, 2006, according to the Issuer's 10-Q as filed with the Securities and Exchange Commission.

          Each of Par IV and Robert B. Burke has the shared power to vote or direct the vote of 1,930,542 Shares to which this filing relates, while each of Paloma International L.P. and S. Donald Sussman has the shared power to vote or direct the vote of 965,271 Shares to which this filing relates.

          Each of Par IV and Robert B. Burke has the shared power to dispose or direct the disposition of 1,930,542 Shares to which this filing relates, while each of Paloma International L.P. and S. Donald Sussman has the shared power to dispose or direct the disposition of 965,271 Shares to which this filing relates.

          The aforementioned Shares were acquired for investment purposes. Each of Par IV and Robert B. Burke, on behalf of Paloma International L.P. or the private investment vehicles over which they have investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

          The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The Equity Commitment Agreement (including Exhibits A, B and C attached thereto), the Pro Rata Agreement and the Plan Support Agreement are filed as exhibits hereto and are incorporated by reference in their entirety into this Item 6.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A      Power of Attorney for S. Donald Sussman

Exhibit B      Equity Commitment Agreement

Exhibit C      Pro Rata Agreement

Exhibit D      Plan Support Agreement

--------------------------------------------------------------------------------

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 5, 2007
-----------------------
(Date)

                                             Par IV Capital Management LLC*


                                             By: /s/ Robert B. Burke
                                                ---------------------------
                                             Name: Robert B. Burke
                                             Title: Managing Member


                                                /s/ Robert B. Burke*
                                             -------------------------------
                                                 Robert B. Burke


                                             Paloma International L.P.*

                                             By: Paloma Partners Company L.L.C.,
                                             its general partner

                                             By: /s/ Michael J. Berner
                                                ----------------------------
                                             Name: Michael J. Berner
                                             Title: Vice President


                                             S. Donald Sussman*

                                             By: /s/ Michael J. Berner
                                                -----------------------------
                                             Name: Michael J. Berner
                                             Title: Attorney-in-Fact


* The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

                                   AGREEMENT

          The undersigned agree that this Schedule 13D amendment dated January 5, 2007 relating to the Common Stock par value $0.01 of Foamex International Inc. shall be filed on behalf of the undersigned.

                                             Par IV Capital Management LLC*


                                             By: /s/ Robert B. Burke
                                                -----------------------------
                                             Name: Robert B. Burke
                                             Title: Managing Member


                                             /s/ Robert B. Burke*
                                             ---------------------------------
                                                 Robert B. Burke


                                             Paloma International L.P.*

                                             By: Paloma Partners Company L.L.C.,
                                             its general partner

                                             By: /s/ Michael J. Berner
                                                -----------------------------
                                             Name: Michael J. Berner
                                             Title: Vice President


                                             S. Donald Sussman*

                                             By: /s/ Michael J. Berner
                                                ------------------------------
                                             Name: Michael J. Berner
                                             Title: Attorney-in-Fact

January 5, 2007

                                                                      Exhibit A

                                POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints each of Michael J. Berner and Douglas W. Ambrose as the undersigned's true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of May 9, 2006.


/s/ S. Donald Sussman
------------------------
S. Donald Sussman


                         ACKNOWLEDGEMENT IN CONNECTICUT

STATE OF CONNECTICUT, COUNTY OF FAIRFIELD ss.:

          On May 9, 2006,  before me, the undersigned  personally  appeared,  S.
Donald Sussman, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

                                        /s/ Diane R. Erickson, Notary Public
                                        ----------------------------------------
                                             (signature and office of individual
                                                         taking acknowledgement)


SK 21784 0001 732337

                                                                   EXHIBIT B





                           EQUITY COMMITMENT AGREEMENT

                                                                October 13, 2006

         Foamex International Inc.
         1000 Columbia Avenue
         Linwood, PA  19061
         Attention:  Raymond E. Mabus, Jr.
                     Gregory J. Christian

                  Re:      Equity Funding Commitment

Ladies and Gentlemen:

          We understand that Foamex International Inc. (the "Company," and together with its debtor affiliates, the "Debtors") proposes to file an amended plan of reorganization (the "First Amended Plan") with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court")
incorporating the terms and conditions described in the term sheets annexed hereto as Exhibit A (the "Investment Term Sheet") and Exhibit B (the "Plan Term Sheet" and, together with the Investment Term Sheet, the "Term Sheets") and the Put Option Agreement annexed hereto as Exhibit C (the "Put Option Agreement"). The Term Sheets and the Put Option Agreement are hereby incorporated herein in their entirety as if set forth below in their entirety.

          Among other things, the First Amended Plan will provide for:

          (i) an offering (the "Rights Offering") to the Company's existing common stockholders and preferred stockholders (collectively, the "Equityholders") of rights (the "Rights") to purchase additional shares of common stock (the "Additional Common Stock") of the Company as reorganized (the "Reorganized Company");

          (ii) the purchase from the Company by the Significant Equityholders (as defined in the Investment Term Sheet) of the Call Option (as defined in the Investment Term Sheet) with respect to the Additional Common Stock; and

         (iii) upon the exercise by the Significant Equityholders of the Call Option, or upon the exercise by the Company of the Put Option (as defined in the Investment Term Sheet), the sale to the
               Significant Equityholders of shares of Additional Common Stock, or preferred stock in the Reorganized Company (the "New Preferred Stock"), as the case ------------------- may be, for an aggregate purchase price equal to the Rights Offering Amount (as defined in the Investment Term Sheet) less the aggregate amount received by the ---- Company as a result of the exercise, if any, of Rights by the Significant Equityholders and the other Equityholders.

          The Significant Equityholders are pleased to commit (the "Commitment"), subject to the terms and conditions set forth in this letter (the "Commitment Letter") and set forth in the Term Sheets and the Put Option Agreement, and on the basis of the representations and warranties set forth herein to (i) sell the Put Option to the Company on the terms and conditions substantially set forth in the Put Option Agreement and to fulfill their obligations under the Put Option Agreement and (ii) fulfill their obligations under the First Amended Plan as confirmed by the Bankruptcy Court to the extent such obligations are expressly set forth or contemplated in this Commitment Letter.

          The Commitment is subject to, among other things, (i) the negotiation, execution and delivery of definitive documentation, including, without limitation, those documents to be included in the plan supplement to the First Amended Plan (collectively, the "Definitive Documents") in form and substance reasonably satisfactory to each of the Significant Equityholders; (ii) from the date of this Commitment Letter through the Effective Date (as defined in the Investment Term Sheet), there not having occurred any Material Adverse Change (as defined in the Investment Term Sheet); and (iii) the other terms and conditions set forth in the Term Sheets and the Put Option Agreement. The Definitive Documents and the First Amended Plan shall be in form and substance consistent with the Term Sheets and the Put Option Agreement and shall contain representations and warranties customarily found in agreements for similar investments or financings and shall be reasonably satisfactory to the Significant Equityholders in their individual reasonable discretion.

          In consideration of the foregoing, and the representations and warranties set forth herein, and other good and valuable consideration, the value of which is hereby acknowledged, the Company and the Significant Equityholders agree as follows:

          1.   The Significant Equityholders' Commitment.

          Subject to Bankruptcy Court approval and to the terms and conditions set forth in the Put Option Agreement, and on the basis of the representations and warranties herein contained, in exchange for the Put Option Premium (as defined in the Investment Term Sheet) each of the Significant Equityholders agrees to sell to the Company and the Company agrees to purchase from the Significant Equityholders the Put Option.

          2. Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, the Significant Equityholders as set forth below. Each representation, warranty and agreement set forth in this
Section 2 is made as of the date hereof and as of the Effective Date:

          (a) Each of the Company and its Subsidiaries (as defined below) has been duly organized and is validly existing as a corporation or other form of entity in good standing under the laws of its state of organization, with the requisite power and authority to own its properties and conduct its business as currently conducted, subject to the restrictions that result solely from its status as a debtor-in-possession under chapter 11 of the Bankruptcy Code (including that in certain instances the Company's conduct of its business requires Bankruptcy Court approval). Each of the Company and its Subsidiaries has been duly qualified as a foreign corporation or other form of entity for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, except to the extent the failure to be so qualified or be in good standing has not had or could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries taken as a whole or on the ability of the Company or any of the other Debtors, as the case may be, to consummate the transactions contemplated by this Commitment Letter, the Term Sheets, the Put Option Agreement, the First Amended Plan or the Definitive Documents contemplated hereby and thereby. For the purposes of this Commitment Letter, a "Subsidiary" of any person means, with respect to such person, any corporation, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary) owns, directly or indirectly, more than 50% of the stock or other equity interests, has the power to elect a majority of the board of directors or similar governing body, or has the power to direct the business and policies.

          (b) Subject to Bankruptcy Court approval and the filing with the Secretary of State of Delaware of an appropriate Certificate of Amendment of the Company's Restated Certificate of Incorporation, as amended (or Amended Restated Certificate of Incorporation, as amended) (the "Certificate of Amendment"), the Company has the requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Commitment Letter. Subject to Bankruptcy Court approval, the Company will take all necessary corporate action required for the due authorization, execution, delivery and performance by it of this Commitment Letter, the Put Option Agreement, the First Amended Plan and the Definitive Documents contemplated hereby and thereby, including, without limitation, the issuance of the Call Option, the New Preferred Stock, the Rights and the Additional Common Stock.

          (c) This Commitment Letter has been duly and validly executed and delivered by the Company, and, subject to Bankruptcy Court approval and the filing of the Certificate of Amendment, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. Subject to Bankruptcy Court approval and the filing of the Certificate of Amendment each of the Definitive Documents will be duly authorized and validly executed and delivered by the Company and will constitute a valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

          (d) If and when issued in accordance with the terms of the Put Option Agreement, and subject to the filing of the Certificate of Amendment, the issuance of the New Preferred Stock will be duly and validly authorized and will be duly and validly issued, fully paid and non-assessable, and free and clear of all taxes, liens, preemptive rights, rights of first refusal, subscription and similar rights.

          (e) If and when issued pursuant to the exercise of the Rights or in accordance with the terms of the Call Option, and subject to the filing of the Certificate of Amendment, the issuance of the Additional Common Stock will be duly and validly authorized and will be duly and validly issued, fully paid and non-assessable, and subject to the termination prior to such issuance of the Company's Shareholder Rights Plan dated August 5, 2004, as amended, free and clear of all taxes, liens, preemptive rights, rights of first refusal, subscription and similar rights.

          (f) Except (i) for the Preferred Equity Interests and Other Common Equity Interests in Foamex International (each as described in the Plan Term Sheet) and (ii) for the transactions contemplated by this Commitment Letter, there are no outstanding subscription rights, options, warrants, convertible or exchangeable securities or other rights of any character whatsoever to which the Company is a party relating to issued or unissued capital stock of the Company, or any commitments of any character whatsoever relating to issued or unissued capital stock of the Company or pursuant to which the Company is or may become bound to issue or grant additional shares of its capital stock or related subscription rights, options, warrants, convertible or exchangeable securities or other rights, or to grant preemptive rights, which, in each instance, will be in effect immediately following the closing of the transactions contemplated hereby.

          (g) Subject to obtaining the Required Approvals (as defined herein) and the filing of the Certificate of Amendment, none of the distribution of the Rights, the sale, issuance and delivery of Additional Common Stock upon exercise of the Rights or the Call Option, the purchase of the Put Option by the Company and the issuance and delivery of New Preferred Stock upon the exercise of the Put Option, the execution and delivery by the Company (or, with respect to the First Amended Plan, the filing by the Debtors) of this Commitment Letter, the Put Option Agreement and the First Amended Plan, performance of and compliance by the Company and the other Debtors with all of the provisions hereof and thereof and the consummation of the transactions contemplated herein and therein (including compliance by the Significant Equityholders with their obligations hereunder and thereunder) (i) will conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute a default under (with or without notice or lapse of time, or both), or result in the acceleration, termination, modification or cancellation of, or the creation of any lien under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject, (ii) will result in any violation of the provisions of the Restated Certificate of Incorporation or By-laws of the Company, or any of the equivalent organizational documents of any of its Subsidiaries, as amended and restated in connection with consummation of the transactions contemplated herein and in the First Amended Plan, or (iii) will result in any violation of, or any termination or material impairment of any rights under, any statute, license, authorization, injunction, judgment, order, decree, rule or regulation of any court,
governmental   agency  or  body,  or  arbitration  or  similar  tribunal  having jurisdiction over the Company or any of its Subsidiaries or any of their respective properties.

          (h) No consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body having jurisdiction over the Company or any of its Subsidiaries or any of their respective properties is required for the distribution of the Rights, the sale, issuance and delivery of Additional Common Stock upon exercise of the Rights or the Call Option, the purchase of the Put Option by the Company and the issuance and delivery of New Preferred Stock upon the exercise of the Put Option, the execution and delivery by the Company (or, with respect to the First Amended Plan, the filing by the Debtors) of this Commitment Letter, the Put Option Agreement and the First Amended Plan, performance of and compliance by the Company and the other Debtors with all of the provisions hereof and thereof and the consummation of the transactions contemplated herein and therein, except (i) the entry of one or more orders, including the Confirmation Order by the Bankruptcy Court; (ii) the filing of any notifications required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the expiration or termination of the waiting periods applicable under the HSR Act to the acquisition of Additional Common Stock by the Significant Equityholders and (iii) the filing and effectiveness of a registration statement by the United States Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act") (collectively, the "Required Approvals").

          (i) The audited consolidated financial statements of the Company as of and for the year ended January 1, 2006 attached hereto as Schedule A and the unaudited consolidated financial statements of the Company as of and for the six months ended July 2, 2006 attached hereto as Schedule B present fairly in all material respects, in each case together with the related notes, the financial position of the Company and its consolidated Subsidiaries at the dates indicated and the statements of operations, stockholders' equity and cash flows of the Company and its consolidated Subsidiaries for the periods specified, except that the unaudited financial statements are subject to normal and recurring year-end adjustments that are not expected to be material in amount; such financial statements have been prepared in conformity with generally accepted accounting principles in the United States, except as otherwise noted in such financial statements or related notes, applied on a consistent basis throughout the periods involved and with past practices, and in conformity with the rules and regulations of the SEC. The Significant Equityholders acknowledge that the Company's financial statements described above do not reflect the terms of the First Amended Plan and the Term Sheets.

          (j) Each of the Company and its Subsidiaries is in compliance in all material respects with all laws, statutes, ordinances, rules, regulations, orders, judgments and decrees of any court or governmental agency or body having jurisdiction over the Company or any of its Subsidiaries or any of their respective properties, and none of the Company or any of its Subsidiaries has received written notice of any alleged material violation of any of the foregoing. Each of the Company and its Subsidiaries holds all material licenses, franchises, permits, consents, registrations, certificates and other governmental and regulatory permits, authorizations and approvals required for the operation of the business as presently conducted by it and for the ownership, lease or operation of its assets, subject to the restrictions that result solely from its status as a debtor-in-possession under chapter 11 of the Bankruptcy Code (including that in certain instances the Company's conduct of its business requires Bankruptcy Court approval).

          (k) All written information and other materials concerning the Debtors, the Reorganized Company and the First Amended Plan (the "Information") which has been, or is hereafter, prepared by, or on behalf of, the Company and delivered to the Significant Equityholders is, or when delivered will be, when considered as a whole, complete and correct in all material respects and does not, or will not when delivered, contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements have been made. To the extent that any such Information contains projections, such projections were prepared in good faith on the basis of (i) assumptions, methods and tests which are believed by the Company to be reasonable and (ii) information believed by the Debtors to have been accurate based upon the information available to the Debtors at the time such projections were furnished to the Significant Equityholders.

          (l) Each of the Company and its Subsidiaries has timely filed or caused to be filed all federal and other material tax returns and reports required to have been filed by it and has paid or caused to be paid all material taxes required to have been paid by it, except (i) taxes that are being contested in good faith by appropriate proceedings and for which the Company or the applicable Subsidiary has set aside on its books adequate reserves or (ii) taxes the liability for which will be satisfied pursuant to the First Amended Plan. No material tax liens have been filed and no material claims have been asserted in writing with respect to any such taxes, except for claims that will be satisfied pursuant to the First Amended Plan. None of the Company nor any of its Subsidiaries has participated in a "reportable transaction" within the meaning of Section 1.6011-4(b) of the Treasury Regulations promulgated under the Internal Revenue Code of 1986, as amended.

          (m) Legal Proceedings. Except as set forth on the litigation schedule prepared by the Company and attached hereto as Schedule C (the "Litigation Schedule"), there is no material suit, action, claim or legal, administrative, arbitration or other alternative dispute resolution, proceeding or investigation (a "Proceeding ") pending or, to the knowledge of the Company, threatened by, against or involving the Company or any of its Subsidiaries or any of their respective properties, or, to the knowledge of the Company, no circumstances reasonably likely to give rise to such Proceeding. Neither the Company nor any of its subsidiaries is subject to any material judgment, decree, injunction, rule or order of any governmental entity.

          (n) Environmental. Except as set forth on the environmental schedule prepared by the Company and attached hereto as Schedule D (the "Environmental Schedule"):

          (i) To the knowledge of the Company, there are no pending or threatened material Environmental, Health or Safety Claims against or affecting the Company or any of its Subsidiaries, and the Company is not aware of any facts or circumstances, including without limitation the current or former presence, Release or threatened Release of or exposure to any Hazardous Materials, which could reasonably be expected to form the basis for any such material Environmental, Health or Safety Claim.

          (ii) To the knowledge of the Company, no Premises is currently or was formerly used for the handling, storage, treatment, disposal, manufacture, processing or generation of Hazardous Materials and no Hazardous Materials currently are or formerly were present in, on, about or migrating to or from any Premises, except, in either case, (A) in material compliance with applicable Environmental, Health or Safety Laws and (B) as would not reasonably be anticipated to result in material liabilities or obligations to the Company or its Subsidiaries, including requirements for notification, investigation or remediation, pursuant to Environmental, Health or Safety Laws.

          (iii) Each of the Company and its Subsidiaries holds all material Environmental Permits necessary to the conduct of its businesses.

          (iv) Each of the Company and its Subsidiaries has been and is in material compliance with all applicable Environmental Permits and Environmental, Health or Safety Laws.

          (v) No Premises is a current, or to the knowledge of the Company, a proposed Environmental Clean-up Site.

          (vi) To the knowledge of the Company, there are no underground storage tanks (active or abandoned), asbestos or asbestos-containing materials, or polychlorinated biphenyls located at any Premises in a condition that would reasonably be anticipated to result in material liabilities or obligations to the Company pursuant to Environmental, Health or Safety Laws.

          (vii) There have been no material environmental, health or safety investigations, studies, audits, tests, reviews or other analyses conducted by, or on behalf of, and which are in the possession of, the Company or any of its Subsidiaries with respect to any Premises that have not been delivered to the Significant Equityholders.

          (viii) As used herein:

          (A) "Environment" means any surface or subsurface water, groundwater, water vapor, surface or subsurface land, air (including indoor, workplace and ambient air), fish, wildlife, microorganisms and all other natural resources.

          (B) "Environmental, Health or Safety Claim" means any and all administrative or judicial actions, suits, orders, claims, liens, notices, notices of violations, investigations, complaints, requests for information, proceedings and other written communications, whether criminal or civil, pursuant to or relating to any applicable Environmental, Health or Safety Law by any person (including, but not limited to, any court, governmental agency or body, private person and citizens' group) based upon, alleging, asserting or claiming any actual or potential (i) violation of or liability under any Environmental, Health or Safety Law, (ii) violation of any Environmental Permit or (iii) liability for investigatory costs, cleanup costs, removal costs, remedial costs, response costs, natural resource damages, damage, property damage, personal injury, fines or penalties arising out of, based on, resulting from or related to the presence, Release or threatened Release of or exposure to any Hazardous Materials at any location, including, but not limited to, any Premises or any location other than any Premises to which Hazardous Materials or materials containing Hazardous Materials were sent for handling, storage, treatment or disposal.

          (C) "Environmental Clean-up Site" means any location that is listed or proposed for listing on the National Priorities List, the Comprehensive Environmental Response, Compensation and Liability Information System or on any similar state list of sites requiring investigation or cleanup.

          (D) "Environmental, Health or Safety Laws" means any and all applicable federal, state, local, municipal and foreign laws, rules, orders, regulations, statutes, ordinances, codes, common law doctrines, decrees and enforceable requirements of any court or governmental agency or body regulating, relating to, or imposing liability or standards of conduct concerning, any Hazardous Material or protection of the Environment or human or worker health and safety, as now or at any time hereafter in effect, including, without limitation, the Clean Water Act also known as the Federal Water Pollution Control Act ("FWPCA"), 33 U.S.C. ----- ss.ss. 1251 et seq., the Clean Air Act ("CAA"), 42 U.S.C. ss.ss. 7401 et seq., the Federal Insecticide, Fungicide and --- Rodenticide Act ("FIFRA"), 7 U.S.C. ss.ss. 136 et seq., the Surface Mining Control and Reclamation Act ("SMCRA"), 30 ----- ----- U.S.C. ss.ss. 1201 et seq., the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 ------ U.S.C. ss.ss. 9601 et seq., the Superfund Amendment and Reauthorization Act of 1986 ("SARA"), Public Law 99-499, 100 ---- Stat. 1613, the Emergency Planning and Community Right to Know Act ("EPCRA"), 42 U. S. C. ss. ss. 11001 et seq., the ----- Resource Conservation and Recovery Act ("RCRA"), 42 U.S.C. ss.ss. 6901 et seq., the Occupational Safety and Health ---- Act as amended ("OSHA"), 29 U.S.C. ss.ss. 655 and 657, together, in each case, with any amendment thereto, and the ---- regulations adopted and the publications promulgated thereunder and all substitutions thereof.

          (E) "Environmental Permit" means any federal, state, local, provincial, or foreign permits, licenses, approvals, consents or authorizations required by any court or governmental agency or body under or in connection with any Environmental, Health or Safety Law.

          (F) "Hazardous Materials" means any hazardous, toxic or deleterious chemicals, materials, substances or wastes in any amount or concentration, including without limitation petroleum, petroleum hydrocarbons or petroleum products, petroleum by-products, radioactive materials, asbestos or asbestos-containing materials, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, lead or lead-containing materials, polychlorinated biphenyls, and any other chemicals, materials, substances or wastes which are defined as or included in the definition of "hazardous substances," "hazardous materials," "hazardous wastes," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," "pollutants," "regulated substances, " "solid wastes" or "contaminants" or words of similar import, under any Environmental, Health or Safety Law.

          (G) "Premises" means any real property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries, including, but not limited to, the Environment, buildings and structures thereat.

          (H) "Release" means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, or other release of any Hazardous Materials, including, without limitation, the migration of any Hazardous Materials, the abandonment or discard of barrels, containers, tanks or other receptacles containing or previously containing any Hazardous Materials, or any "release", "emission" or "discharge" as those terms are defined in any applicable Environmental, Health or Safety Laws.

          3. Representations and Warranties of the Significant Equityholders. Solely with respect to itself, each of the Significant Equityholders, severally and not jointly, represents and warrants to, and agrees with, the Company as set forth below. Each representation, warranty and agreement made in this Section 3 is made as of the date hereof and as of the Effective Date:

          (a) The Significant Equityholder has been duly organized and is validly existing and in good standing under the laws of its respective jurisdiction of organization.

          (b) The Significant Equityholder has the requisite power and authority to enter into, execute and deliver this Commitment Letter and the Put Option Agreement and to perform its obligations hereunder and thereunder and has taken all necessary action required for the due authorization, execution, delivery and performance by it of this Commitment Letter and the Put Option Agreement.

          (c) This Commitment Letter and the Put Option Agreement have been duly and validly executed and delivered by the Significant Equityholder, and constitutes its valid and binding obligation, enforceable against it in accordance with its terms.

          (d) Any New Preferred Stock that may be acquired by the Significant Equityholder is solely for its own account, for investment and not with a view toward resale or other distribution within the meaning of the Securities Act; provided, however, that the disposition of the Significant Equityholder's respective property will at all times be under its control. Any New Preferred Stock will not be offered for sale, sold or otherwise transferred by the Significant Equityholder except pursuant to a registration statement or in a transaction exempt from or not subject to registration under the Securities Act and any applicable state securities laws.

          (e) The Significant Equityholder has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in any New Preferred Stock that may be acquired by it. The Significant Equityholder is an "accredited investor" within the meaning of Rule 501(a) under the Securities Act. The Significant Equityholder understands and is able to bear any economic risks associated with such investment.

          (f) The Significant Equityholder acknowledges that it has been afforded the opportunity to ask questions and receive answers concerning the Company and to obtain additional information that it has requested to verify the accuracy of the information contained herein. Notwithstanding the foregoing, nothing contained herein will operate to modify or limit in any respect the representations and warranties of the Company or to relieve it from any obligations to the Significant Equityholder for breach thereof or the making of misleading statements or the omission of material facts in connection with the transactions contemplated herein.

          (g) Subject to obtaining the Required Approvals, compliance by the Significant Equityholder with its obligations hereunder, the Put Option Agreement and any Call Option will not, other than such conflicts, violations or defaults that would not have an adverse effect on the ability of the Significant Equityholder to consummate the transactions contemplated hereunder, (i) conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute a default under (with or without notice or lapse of time, or both), or result in the acceleration, termination, modification or cancellation of, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Significant Equityholder is a party or by which the Significant Equityholder is bound or to which any of the property or assets of the Significant Equityholder are subject, (ii) result in any violation of the provisions of the organizational documents of the Significant Equityholder or
(iii) result in any violation of any statute, license, authorization, injunction, judgment, order, decree, rule or regulation of any court or governmental agency or body having jurisdiction over the Significant Equityholder or any of its respective properties.

          (h) No consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body having jurisdiction over the Significant Equityholder or any of its properties is required for the compliance by the Significant Equityholder with all of the provisions hereof and of the Put Option Agreement or the consummation of the transactions contemplated herein or therein, except the Required Approvals or other consent, approval, authorization, order, registration or qualification that would not have an adverse effect on the Significant Equityholder's ability to consummate the transactions contemplated hereunder.

          (i) The Significant Equityholder has available to it the funds required to fulfill in full its obligations hereunder and under the Put Option Agreement.

          4. Fees and Expenses. Upon approval of this Commitment Letter by the Bankruptcy Court, and so long as this Commitment Letter shall continue to be in full force and effect and has not been terminated or otherwise expired by its terms, and the Significant Equityholders are not otherwise in breach of any material obligation hereunder and under the Commitment Letter, the Company shall be obligated to pay the reasonable, documented, out-of-pocket fees and expenses incurred since June 8, 2006 through the earlier of such termination or expiration date and the Effective Date, for the Professionals (as defined below) in connection with the negotiation, preparation, execution and delivery of the Commitment Letter and any and all Definitive Documents, including, without limitation, any such reasonable fees and expenses incurred in connection with litigation, contested matters, adversary proceedings, or negotiations necessitated by such proceedings, in each case, relating to the Commitment Letter or the First Amended Plan, subject to (i) an aggregate monthly cap of $125,000 for reasonable legal fees and expenses (with the excess in any given month capable of being carried forward and applied in a subsequent month(s)), and (ii) the terms of the engagement letter to be executed by the Company, the Significant Equityholders and Imperial Capital, LLC (such fees and expenses, the "Expenses"); provided, however, that any Expenses that remain unpaid as of the earlier of such termination or expiration date and the Effective Date, as the case may be, shall be paid by the Company no later than thirty (30) days after such termination or expiration date or the Effective Date, as applicable.

          All invoices for which reimbursement is sought from the Company shall be sent via email and regular mail to the Company, the Company's counsel, the U.S. Trustee and counsel for the Official Committee of Unsecured Creditors appointed in the Company's chapter 11 cases. The parties shall have ten (10) calendar days from the delivery of such invoices to object to the reasonableness of the amounts requested. If no objections are raised during the objection period, the Company shall make such payments without the need for filing any application with the Bankruptcy Court. If an objection is raised and cannot be resolved consensually, the parties shall submit such dispute to the Bankruptcy Court for final resolution.

          5. Indemnification. The Company agrees to indemnify and hold harmless the Significant Equityholders and their respective affiliates, and each of their respective directors, officers, partners, members, employees, agents, counsel, financial advisors and assignees (including affiliates of such assignees), in their capacities as such (each an "Indemnified Party"), from and against any and all losses, claims, damages, liabilities or other expenses to which such Indemnified Party may become subject from third party claims (including claims by other stockholders), insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arise out of or in any way relate to or result from this Commitment Letter, the First Amended Plan or the Definitive Documents, and the Company agrees to reimburse (on an as-incurred monthly basis) each Indemnified Party for any reasonable legal or other reasonable expenses incurred in connection with investigating, defending or participating in any such loss, claim, damage, liability or action or other proceeding (whether or not such Indemnified Party is a party to any action or proceeding out of which indemnified expenses arise), but excluding therefrom all expenses, losses, claims, damages and liabilities of the Significant Equityholders that are finally judicially determined (not subject to appeal) to have resulted solely from (i) the gross negligence or willful misconduct of such Indemnified Party or
(ii) statements or omissions in a registration statement, disclosure statement or prospectus or any amendment or supplement thereto made in reliance upon or in conformity with the information relating to the Significant Equityholders furnished to the Company in writing by or on behalf of the Significant Equityholders expressly for use in a registration statement, disclosure statement or prospectus or any amendment or supplement thereto. In the event of any litigation or dispute involving this Commitment Letter, the First Amended Plan and/or the Definitive Documents, subject to the foregoing, the Significant Equityholders shall not be responsible or liable to the Company for any special, indirect, consequential, incidental or punitive damages. The obligations of the Company under this paragraph (the "Indemnification Obligations") shall remain effective whether or not any of the transactions contemplated in this Commitment Letter are consummated, any Definitive Documents are executed and notwithstanding any termination of this Commitment Letter and shall be binding upon the Reorganized Company in the event that any plan of reorganization of the Company is consummated.

          Except in the case of fraud, and subject to the foregoing Indemnification Obligations, the Significant Equityholders' rights to payment of the Put Option Premium (to the extent due and payable in accordance with the Investment Term Sheet and the Put Option Agreement) and any accrued and unpaid Expenses (subject to the limitations set forth herein) shall constitute the sole and liquidated damages available to the Significant Equityholders in the event the transactions contemplated herein are not consummated.

          6. Additional Covenants of the Company. The Company agrees with the Significant Equityholders:

          (a) To file a motion seeking Bankruptcy Court approval of this Commitment Letter (including payment of the Expenses and the Put Option Premium and the Indemnification Obligations) as soon as practicable but in no event more than three (3) business days after execution of the Commitment Letter by the Significant Equityholders and the Company. Any motion, pleading, proposed order, press release, public statement or other document that relates or refers to the Commitment, the Commitment Letter or the First Amended Plan shall be provided to counsel to the Significant Equityholders in draft form for review prior to its being made public or its being filed with the Bankruptcy Court. No such materials may be made public or be filed with the Bankruptcy Court without the consent of each of the Significant Equityholders (through their counsel), which consent shall not be unreasonably withheld or delayed.

          (b) Other than with  respect to a Competing  Transaction,  the Company
(i) will use reasonable best efforts to obtain, and to cause the other Debtors to obtain, the entry of the Confirmation Order by the Bankruptcy Court, the terms of which shall be consistent in all material respects with this Commitment Letter and the First Amended Plan; (ii) will use reasonable best efforts to adopt, and to cause the other Debtors to adopt, the First Amended Plan; (iii) will not, and will cause the other Debtors not to, amend or modify the First Amended Plan in any material respect that would adversely affect the Significant Equityholders without their prior written consent. In addition, the Company will provide to the Significant Equityholders and their counsel with a copy of the Confirmation Order and a reasonable opportunity to review and comment on such order prior to such order being filed with the Bankruptcy Court, and the Company will not, and will cause the other Debtors not to, file the Confirmation Order with the Bankruptcy Court unless the Significant Equityholders have approved the form of such order, such approval not to be unreasonably withheld or delayed.

          (c) To use reasonable best efforts to effectuate the Rights Offering as provided herein upon the terms and conditions set forth in the Investment Term Sheet.

          (d) Other than after the Company has sent the Significant Equityholders a Competing Transaction Acceptance Notice in accordance with the Investment Term Sheet, not to file any pleading or take any other action in the Bankruptcy Court that is inconsistent with the terms of this Commitment Letter, the First Amended Plan, the Confirmation Order or the consummation of the transactions contemplated hereby or thereby without providing prior written notice to the Significant Equityholders no later than five (5) business days before filing any such pleading or taking such action.

          (e) To use reasonable best efforts to promptly prepare and file all necessary documentation and to effect all applications that are necessary or advisable under the HSR Act so that the applicable waiting period shall have expired or been terminated thereunder with respect to the purchase, if any, of the Additional Common Stock by the Significant Equityholders hereunder, and not to take any action that is intended or reasonably likely to materially impede or delay the ability of the parties to obtain any necessary approvals required for the transactions contemplated by this Agreement. The Company shall pay the filing fees required by the HSR Act.

          (f) To file with the Secretary of State of Delaware the Certificate of Amendment as contemplated herein on or prior to the Effective Date.

          (g) The Company shall provide to the Significant Equityholders and their advisors and representatives reasonable access during normal business hours to all books, records, documents, properties and personnel of the Company. In addition, the Company shall promptly provide written notification to counsel to the Significant Equityholders of any claim or litigation, arbitration or administrative proceeding that is threatened or filed against the Company from the date hereof until the earlier of the (i) Effective Date and (ii) termination or expiration of this Commitment Letter. The Company shall promptly provide written notice to counsel to the Significant Equityholders of any change in any of the information contained in the representations or warranties, including without limitation related schedules, made by the Company herein and shall promptly furnish any information that a Significant Equityholder may reasonably request in relation to such changes.

          7. Additional Covenants of the Significant Equityholders. Solely with respect to itself, each Significant Equityholder agrees, severally and not jointly, with the Company:

          (a) To use reasonable best efforts, upon confirmation of the First Amended Plan, to fulfill its obligations under the First Amended Plan (solely to the extent expressly set forth or contemplated in this Commitment Letter) and otherwise to consummate the transactions contemplated by this Commitment Letter, the Put Option Agreement and the First Amended Plan.

          (b) Not to file any pleading or take any other action in the Bankruptcy Court that is inconsistent with the terms of this Commitment Letter, the Put Option Agreement, the First Amended Plan, the Confirmation Order or the consummation of the transactions contemplated hereby or thereby other than with respect to any pleadings or actions related to the Senior Secured Notes (as defined in the Plan Term Sheet) by Goldman, Sachs & Co., in its capacity as a holder of Senior Secured Notes.

          (c) To use reasonable best efforts to promptly prepare and file all necessary documentation and to effect all applications that are necessary or advisable under the HSR Act so that the applicable waiting period shall have expired or been terminated thereunder with respect to the purchase, if any, of the Additional Common Stock by the Significant Equityholders hereunder, and not to take any action that is intended or reasonably likely to materially impede or delay the ability of the parties to obtain any necessary approvals required for the transactions contemplated by this Agreement; the parties understanding that this shall not require a Significant Equityholder to take any actions under the HSR Act prior to the Rights Offering Commencement Date (as defined in the Investment Term Sheet).

          8. Acknowledgements and Agreements of the Debtors. Notwithstanding anything herein to the contrary, the Debtors acknowledge and agree that (a) the transactions contemplated hereby are arm's-length commercial transactions between the Debtors, on the one hand, and the Significant Equityholders, on the other, (b) in connection therewith and with the processes leading to such transactions, each Significant Equityholder is acting solely as a principal and not the agent or fiduciary of the Debtors or their estates, (c) no Significant Equityholder has assumed an advisory or fiduciary responsibility in favor of the Debtors or their estates with respect to such transactions or the processes leading thereto (irrespective of whether such Significant Equityholder has advised or is currently advising the Debtors on other matters) and (d) the Debtors have consulted their own legal and financial advisors to the extent they deemed appropriate. The Debtors agree that they will not claim that any Significant Equityholder has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Debtors or their estates, in connection with such transactions or the processes leading thereto.

          9. Survival of Representations and Warranties. All representations and warranties made in this Commitment Letter will survive the execution and delivery of this Commitment Letter but will terminate and be of no further force or effect after the Effective Date.

          10. Obligations of Significant Equityholders. Notwithstanding anything else to the contrary set forth in this Commitment Letter (including the Term Sheets), the Put Option Agreement, the Definitive Documents, or the First Amended Plan, the obligations of the Significant Equityholders under this Commitment Letter (including the Term Sheets), the Put Option Agreement, the Definitive Documents, the First Amended Plan or in respect of the transactions contemplated by any of the foregoing, shall be several, not joint and several.

          11. Termination. This Commitment Letter shall terminate upon the occurrence of any of the Termination Events (as defined in the Investment Term Sheet) in accordance with the terms set forth in Investment Term Sheet, unless such Termination Event is waived as set forth in the Investment Term Sheet.

          12. Miscellaneous. This Commitment Letter, including the attached Term Sheets and Put Option Agreement, (a) supersedes, if accepted and approved by the Bankruptcy Court, all prior discussions, agreements, commitments, arrangements, negotiations or understandings, whether oral or written, of the Significant Equityholders and the Debtors with respect hereto and thereto; (b) shall be governed, except to the extent that the Bankruptcy Code is applicable, by the laws of the State of New York, without giving effect to the conflict of laws provisions thereof; (c) shall not be assignable by the Company without the prior written consent of each of the Significant Equityholders (and any purported assignment without such consent shall be null and void); (d) shall not be assignable by the Significant Equityholders except to their designees as may be reasonably acceptable to the Company, (e) is intended to be solely for the benefit of the parties hereto and the Indemnified Parties and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the Indemnified Parties; and (f) may not be amended or waived except by an instrument in writing signed by the Company and each of the Significant Equityholders.

          13. Effectiveness. Notwithstanding anything herein to the contrary, the obligations of the Debtors hereunder, under the Put Option Agreement and under the Term Sheets are subject to the approval of the Bankruptcy Court. The failure to include any provision of the Term Sheets or the Put Option Agreement in this Commitment Letter shall not affect the enforceability of such provision. The terms and conditions set forth in the Term Sheets and the Put Option Agreement are incorporated in their entirety as if set forth in this Commitment Letter.

          14. Counterparts. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

          15. Headings. The headings in this Commitment Letter are for reference purposes only and will not in any way affect the meaning or interpretation of this Commitment Letter.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheets by returning to us executed counterparts hereof not later than 5:00 p.m., New York City time, on Monday, October 16, 2006.

Very truly yours,


D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.        PAR IV MASTER FUND, LTD.


By:  /s/ Daniel Posner                             /s/ Robert B. Burke
     ---------------------------------       ----------------------------------
     Name:  Daniel Posner                    Name:  Robert B. Burke
     Title:  Authorized Signatory            Title:  Director


SUNRISE PARTNERS LIMITED                     SIGMA CAPITAL ASSOCIATES, LLC
PARTNERSHIP

By:  /s/ Michael J. Berner                   Sigma Capital Management, LLC
     --------------------------------              /s/ Peter A. Nussbaum
     Name:  Michael J. Berner               -----------------------------------
     Title:  Vice President                  Name:  Peter A. Nussbaum
                                             Title:  Authorized Signatory


GOLDMAN, SACHS & CO.

By:  /s/ Richard Katz
     ---------------------------------
     Name:  Richard Katz
     Title:  Managing Director



Agreed and accepted on this
13th day of October, 2006:

FOAMEX INTERNATIONAL INC.
(ON BEHALF OF ITSELF AND THE OTHER
DEBTORS)


By:      /s/ Gregory J. Christian
     -----------------------------------
     Name:  Gregory J. Christian
     Title:  EVP & General Counsel

                                    EXHIBIT A

                       Term Sheet for Potential Investment

          This Term Sheet (the "Investment Term Sheet") is part of a commitment letter, dated October 13, 2006 (the "Commitment Letter"), addressed to Foamex International Inc. by the Significant Equityholders (as defined below) and is subject to the terms and conditions of the Commitment Letter. Capitalized terms used herein shall have the meanings set forth in the Commitment Letter unless otherwise defined herein.


ISSUER:             Foamex International Inc. (the "Company")


SIGNIFICANT         D. E. Shaw Laminar  Portfolios,  L.L.C.,  Par IV Master
EQUITYHOLDERS:      Fund,  Ltd., Sunrise Partners Limited Partnership,  Sigma
                    Capital Associates, LLC and Goldman, Sachs & Co., or their respective designees that are reasonably acceptable to the Company (collectively, the "Significant Equityholders").

PREFERRED           The Significant Equityholders and the Company will enter
STOCK PUT OPTION:   into a put option agreement (the "Put Option Agreement") by which each of the Significant  Equityholders  will sell, and the Company will  purchase,  a put option (the "Put Option")
                    under  which  the   Company  may  require  the   Significant
                    Equityholders  to purchase New  Preferred  Stock (as defined below) in the Reorganized  Company (as defined below) in the event that not all of the shares of Additional  Common Stock
                    (as defined  below) are  subscribed  and paid for in full by the  Equityholders (as defined below) pursuant to the Rights
                    Offering (as described below) (after taking into account the
                    Rights  (as  defined  below),  if  any,   exercised  by  the
                    Significant Equityholders). If the Company exercises the Put
                    Option,  and subject to the  satisfaction  of the Put Option
                    Conditions (as defined below), the Company will sell the New
                    Preferred Stock to each of the Significant Equityholders under the Put Option, on a pro rata basis in accordance with each Significant Equityholder's pro rata share of the Significant Equityholders Common Stock or on such other basis as may be agreed among the Significant Equityholders, communicated in writing and reasonably acceptable to the Company, for an aggregate purchase price equal to the Rights
                    Offering Amount (as defined below) less the aggregate amount received by the Company as a result of the exercise, if any, of Rights by the Significant Equityholders and the other
                    Equityholders. The terms and conditions of the Put Option shall be more fully set out in the Put Option Agreement. If issued, the New Preferred Stock shall be issued on the Effective Date (as defined below).

                    As consideration for the Put Option, the Company will pay the Significant Equityholders an aggregate amount of up to $9.5 million in immediately available funds (the "Put Option Premium"), to be allocated among the Significant Equityholders in accordance with the terms of the Put Option Agreement and payable in the following manner: (i) $2.0 million shall be paid no later than three (3) business days after the Bankruptcy Court (as defined below) enters an order approving the Approval Motion (as defined below); (ii) $2.5 million shall be paid on the date that the Bankruptcy Court enters an order approving a Competing Transaction (as defined below); (iii) $5.5 million shall be paid upon the occurrence of a Termination Event set forth in subsections
                    (g), (h), (i), (j), (m) or (n) of the section captioned "Termination Events" below; and (iv) $7.5 million shall be paid on the Effective Date if the Commitment Letter (including this Investment Term Sheet) is not otherwise terminated earlier and remains in full force and effect.

                    The Put Option shall expire on the earlier of (i) the Effective Date and (ii) February 28, 2007 (the "Put Option Expiration Date"), unless terminated or extended as provided herein.

EQUITY RIGHTS
OFFERING:           A rights offering (the "Rights  Offering")  shall be made in conjunction with and pursuant to the First Amended Plan (as defined below) to generate gross proceeds equal to the Rights Offering Amount (as defined below).

                    Pursuant  to  the  First  Amended  Plan,   (i)  each  Common
                    Equityholder shall be offered the Right (as defined below) to purchase up to 2.56 shares of Additional Common Stock for each share of Existing Common Stock owned by such holder on the Record Date, in exchange for a cash payment equal to $2.25 per share of Additional Common Stock (the "Additional Common Stock Purchase Price") and (ii) each Preferred Equityholder shall be offered the Right to purchase up to
                    255.78 shares of Additional Common Stock for each share of Existing Preferred Stock owned by such holder on the Record Date, in exchange for a cash payment equal to the Additional Common Stock Purchase Price.

                    Each Equityholder will receive such number of Rights that, if exercised by such holder, would allow such holder to maintain its equity ownership percentage in the Company as of the Record Date, subject to dilution as a result of (a) the issuance of any shares of common stock or options to purchase Additional Common Stock under the Management Incentive Plan and the issuance of any shares of common stock under the Key Employee Retention Plan (each as defined in the Plan Term Sheet), and (b) the exercise of any employee stock options outstanding on and as of the Effective Date.

                    The Rights shall not be independently transferable, but shall trade together with the Existing Common Stock or Existing Preferred Stock, as the case may be, through the Record Date.

                    A  rights   agent  will  be  appointed  by  the  Company  to
                    facilitate the Rights Offering following consultation with the Significant Equityholders.

                    Fractional shares shall not be issued and no compensation shall be paid in respect of fractional shares.

                    Unexercised Rights will expire without compensation at the Expiration Time.

                    Shares of Additional Common Stock issued in connection with the Rights Offering and as a result of the exercise, if any, by the Significant Equityholders of the Call Option (as defined below) shall be issued on the Effective Date and the First Amended Plan shall expressly require that the Rights Offering close prior to the Effective Date.

SEC REGISTRATION:   The  Company  shall  file  a  registration   statement  (the
                    "Offering Registration Statement") with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), registering the offering of the Additional Common Stock underlying the Rights.

USES OF PROCEEDS:   The Reorganized  Company shall utilize the proceeds from the sale of Additional Common Stock and the New Preferred Stock, if any, (a) first, to pay the expenses of the Rights
                    Offering and to pay the balance of the Put Option Premium that becomes due and payable on the Effective Date and (b) second, the net proceeds remaining will be contributed by the Company to Foamex, L.P., its operating subsidiary, to fund required payments under the First Amended Plan and to fund Foamex L.P.'s working capital requirements on the Effective Date.

COVENANTS:          The definitive  documents  with respect to the  transactions contemplated  by  this  Investment  Term  Sheet,  including, without limitation, the documents to be included in the plan supplement to be filed in connection  with the First Amended
                    Plan (the  "Definitive  Documents"),  shall be entered  into
                    --------------------  pursuant to the First Amended Plan and
                    shall  provide  for  affirmative   and  negative   covenants
                    customarily  found in agreements for similar  investments or
                    financings,   as  well   as   other   covenants   reasonably
                    satisfactory  to the  Significant  Equityholders,  in  their
                    individual   reasonable   discretion,   including,   without
                    limitation, a covenant that the parties agree to treat the Call Option and the Put Option as options for U.S. federal income tax purposes.

                    The Amended and Restated Certificate of Incorporation of the Reorganized Company shall include provisions with respect to any "Business Combination" (as defined in the Company's current Restated Certificate of Incorporation) with or into any "Related Person" (as so defined) requiring that the consideration received by the other shareholders in connection with such Business Combination (as so defined) is at "fair value" as determined by the "independent director(s)" (who shall have authority, but not the obligation, to engage independent counsel and independent bankers at the Company's expense, subject to a budget which shall be reasonably acceptable to the Reorganized Company's board of directors, as a whole for purposes of such determination).

REPRESENTATIONS
AND WARRANTIES:     The Definitive  Documents shall contain  representations and warranties  customarily  found  in  agreements  for  similar
                    investments   or   financings   and   shall  be   reasonably
                    satisfactory to the Significant Equityholders in their individual reasonable discretion.

REGISTRATION
RIGHTS: Pursuant to the First Amended Plan, on the Effective Date the Reorganized Company shall enter into a registration rights agreement with each of the Significant Equityholders (the "Registration Rights Participants") in form and substance reasonably satisfactory to the parties thereto which will provide:

                    (A) such Registration Rights Participants with two demand registration rights and unlimited piggy-back registration rights (provided that (i) no demand shall qualify as such unless made by the holders of at least 25% of the aggregate number of outstanding shares of Additional Common Stock, and unless at least 25% of such aggregate number of outstanding shares shall be included to be sold in each registration statement and (ii) no such piggyback registration rights shall be applicable with respect to any filing by the Reorganized Company of a registration statement on Forms S-4 or S-8, or any successor forms thereto) with respect to any Additional Common Stock held by such Registration Rights Participants (including Additional Common Stock issuable upon exercise of the Call Option by such Registration Rights Participants) on customary and reasonable terms; and

                    (B) that (i) at such time as the Reorganized Company is eligible to effect a registration on Form S-3 (or any successor form), within sixty (60) days after the request of any Registration Rights Participant or group thereof which holds at least 25% of the aggregate number of outstanding shares of Additional Common Stock, the Reorganized Company shall prepare and file, and shall use its reasonable best efforts to have declared effective as soon as practicable thereafter, a registration statement under the Securities Act for the offering on a continuous basis pursuant to Rule 415 of the Securities Act, of any shares of Additional Common Stock held by the Registration Rights Participants (the "Shelf Registration"); and (ii) the Reorganized Company shall keep the Shelf Registration effective for a period ending on the earlier of (a) the date that is the two-year anniversary of the date upon which such registration statement is declared effective by the SEC, (b) the date such Additional Common Stock has been disposed of pursuant to an effective registration statement, (c) the date such Additional Common Stock has been disposed of (1) pursuant to and in accordance with SEC Rule 144 (or any similar provision then in force) under the Securities Act or (2) pursuant to another exemption from the registration requirements of the Securities Act pursuant to which the Additional Common Stock is thereafter freely transferable without restriction under the Securities Act, and (d) the date such Additional Common Stock ceases to be outstanding.

                    The Reorganized Company shall pay all fees and expenses for any demand registration (including, without limitation, the reasonable fees and expenses of one special counsel for the Registration Rights Participants). The managing underwriter of any public offering effected pursuant to a demand registration will be selected by the Reorganized Company. The selling stockholders shall pay for their respective internal costs and expenses related to any piggyback registration in which they participate. The Registration Rights Agreement shall be reasonably satisfactory to the Significant Equityholders in their sole discretion.

EXPENSES:           Upon  approval of the  Commitment  Letter by the  Bankruptcy
                    Court, and so long as such Commitment  Letter shall continue to be in full force and  effect and has not been  terminated or  otherwise  expired  by its  terms,  and the  Significant
                    Equityholders  are not  otherwise  in breach of any material obligation  hereunder and under the Commitment  Letter,  the
                    Company   shall  be   obligated   to  pay  the   reasonable,
                    documented,  out-of-pocket  fees and expenses incurred since
                    June 8, 2006  through  the  earlier of such  termination  or
                    expiration   date   and   the   Effective   Date,   for  the
                    Professionals  (as  defined  below) in  connection  with the negotiation,  preparation,  execution  and  delivery  of the
                    Commitment  Letter  and any and  all  Definitive  Documents,
                    including,  without limitation, any such reasonable fees and expenses  incurred in connection with litigation,  contested matters, adversary proceedings, or negotiations necessitated
                    by  such  proceedings,   in  each  case,   relating  to  the
                    Commitment Letter or the First Amended Plan,  subject to (i)
                    an aggregate  monthly cap of $125,000 for  reasonable  legal fees and  expenses  (with  the  excess  in any  given  month capable of being carried forward and applied in a subsequent month(s)), and (ii) the terms of the engagement letter to be executed by the Company,  the Significant  Equityholders and
                    Imperial   Capital,   LLC  (such  fees  and  expenses,   the
                    "Expenses");  provided,  however, that any -------- --------
                    ------- Expenses that remain unpaid as of the earlier of such termination or expiration date and the Effective Date, as the case may be, shall be paid by the Company no later than thirty (30) days after such termination or expiration date or the Effective Date, as applicable.

                    All invoices for which reimbursement is sought from the Company shall be sent via email and regular mail to the Company, the Company's counsel, the U.S. Trustee and counsel for the Official Committee of Unsecured Creditors appointed in the Company's chapter 11 cases. The parties shall have ten (10) calendar days from the delivery of such invoices to object to the reasonableness of the amounts requested. If no objections are raised during the objection period, the Company shall make such payments without the need for filing any application with the Bankruptcy Court. If an objection is raised and cannot be resolved consensually, the parties shall submit such dispute to the Bankruptcy Court for final resolution.

CONDITIONS          The obligations of the Significant  Equityholders  under the
PRECEDENT TO        Put Option shall be subject to  satisfaction  of each of the
PUT OPTION          following  conditions  precedent  (collectively,   the  "Put
OBLIGATIONS:        Option Conditions"):

                              (a) the Offering Registration Statement shall have become effective and no stop order suspending its effectiveness or any notice objecting to its use shall have been issued and no proceeding for such purpose shall have been threatened or instituted by the SEC or any state securities commission or authority and all of the Rights shall have been issued;

                              (b) the Expiration Time of the Rights Offering shall have passed;

                              (c) the First Amended Plan shall provide that the Company shall sell, and each of the Significant Equityholders shall purchase, on or prior to the Effective Date, pursuant to and in connection with the First Amended Plan, on a pro rata basis in accordance with each Significant Equityholder's pro rata share of the Significant Equityholders Common Stock, or on such other basis as may be agreed among the Significant Equityholders, communicated in writing and reasonably acceptable to the Company, for an aggregate purchase price equal to $2.0 million (the "Call Option Premium"), an option (the "Call Option") to purchase on the Effective Date, on a pro rata basis in accordance with each Significant Equityholder's pro rata share of the Significant Equityholders Common Stock, or on such other basis as may be agreed among the Significant Equityholders, communicated in writing and reasonably acceptable to the Company, shares of the Additional Common Stock at a per share price equal to the Additional Common Stock Purchase Price for each Right that is not subscribed and paid for in full by the Equityholders as of the Expiration Time, up to a maximum aggregate purchase price equal to the Rights Offering Amount less the aggregate amount received by the Company as a result of the exercise, if any, of the Rights by Equityholders; provided, however, that if a Termination Event occurs or the Company agrees to enter into a Competing Transaction, the Call Option Premium shall not be payable;

                              (d) the Definitive Documents shall provide for the following: (i) the Rights Offering shall expire at least seven (7) business days prior to the projected Effective Date of the First Amended Plan (the "Projected Effective Date," which date shall be determined jointly by the Debtors and the Significant Equityholders); (ii) within two (2) business day after the expiration of the Rights Offering the Company shall send the Significant Equityholders and their counsel a written notice setting forth the total proceeds received through the Rights Offering and any shortfall between the Rights Offering Amount and such proceeds received;
                              (iii) the Significant Equityholders may exercise the Call Option no later than three (3) business days after receipt of the notice set forth in (ii) above; and (iv) (a) if the Significant Equityholders exercise the Call Option, settlement of the Call Option shall take place on the Effective Date and the Put Option shall expire without any further action by any Party (unless the Significant Equityholders default in the settlement of the Call Option) or (b) if the Significant Equityholders do not exercise the Call Option, the Call Option shall expire without any further action by any Party, and the Company shall have one (1) business day from the date of expiration of the Call Option to exercise the Put Option, which if exercised, shall settle on the Effective Date.

                              (e) the First Amended Plan shall be in form and substance materially consistent with the Plan Term Sheet and shall be reasonably satisfactory to the Significant Equityholders in their individual reasonable discretion;

                              (f) an order confirming the First Amended Plan (the "Confirmation Order"), in form and substance reasonably satisfactory to the Significant Equityholders in their individual reasonable discretion, shall have been entered and shall not have been stayed or modified or vacated on appeal;

                              (g) from the date of the Commitment Letter through the Effective Date, there shall not have been a Material Adverse Change (as defined below);

                              (h) appropriate legal documentation in connection with the Rights Offering shall have been executed and delivered, in form and substance reasonably satisfactory to the Significant Equityholders in their individual reasonable discretion, and the satisfaction of the conditions precedent contained therein shall have been satisfied or waived in accordance therewith;

                              (i) a corporate charter, bylaws and other governance documents of the Reorganized Company shall have been adopted as part of the First Amended Plan, in form and substance consistent with the Plan Term Sheet and this Investment Term Sheet and in forms reasonably satisfactory to the Significant Equityholders in their individual reasonable discretion;

                              (j) all necessary governmental, regulatory and third-party approvals, waivers and/or consents in connection with the Rights Offering and the First Amended Plan shall have been obtained and remain in full force and effect, and there shall exist no pending claim, action, suit, investigation, litigation or proceeding in any court or before any arbitrator or governmental instrumentality, which would prohibit the consummation of the transactions contemplated by this Investment Term Sheet;

                              (k) no Termination Event (as defined below) shall have occurred (excluding a Termination Event that has been waived as provided for herein);

                              (l) to the extent not already paid, the Put Option Premium shall have been paid;

                              (m) all of the Company's representations and warranties set forth in the Commitment Letter shall have been true and correct as of the date of execution of the Commitment Letter and shall be true and correct as of the Effective Date as if then made (in each case, without giving effect to any materiality or similar qualifier therein), unless the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not resulted in there being a Material Adverse Change after the execution of the Commitment Letter; and

                              (n) the Exit Facility (as defined in the Plan Term Sheet), shall be in full force and effect; in addition, the lenders under the Exit Facility shall be prepared to fund under the Exit Facility on or after the Effective Date immediately following the Reorganized Company's receipt of the proceeds from the Rights Offering, including, if applicable, any proceeds from the Company's exercise of the Put Option or the Significant Equityholders' exercise of the Call Option.

                              The foregoing Put Option Conditions can be waived or modified only upon the written consent of each of the Significant Equityholders and the Company; provided, however, that if one or more of the Significant Equityholders (each a "Waiving Significant Equityholder") so consent in writing, then the agreement set forth herein and in the Commitment Letter shall continue to be in full force and effect as between the Company and each Waiving Significant Equityholder; provided further such consent shall state that the Waiving
                              Significant Equityholders assume the funding obligation of each Significant Equityholder that is not a Waiving Significant Equityholder such that the total amount of proceeds generated from the exercise of the Put Option or the Call Option, as applicable, shall be equal to the Rights Offering Amount less the amount of proceeds generated by the exercise of Rights under the Rights Offering.

TERMINATION         "Termination  Event," wherever used herein, means any of the
EVENTS:             following  events  (whatever the reason for such Termination
                    Event  and  whether  it will be  voluntary  or  involuntary;
                    provided, however, that such event is not the result of action (or inaction) on the part of any of the Significant
                    Equityholders):

                              (a) within three (3) business days of the Company and the Significant Equityholders executing the Commitment Letter, the Company has not filed a motion (the "Approval Motion") seeking Bankruptcy Court approval of the Commitment Letter and the Company's payment of the Expenses and the Put Option Premium;

                              (b) the Company has not filed the First Amended Plan and accompanying disclosure statement (in form and substance reasonably acceptable to the Significant Equityholders in their individual reasonable discretion, the "Disclosure Statement") on or before November 10, 2006;

                              (c)  the  Company  has  not  filed  the   Offering
                              Registration Statement with the SEC on or before November 10, 2006;

                              (d) the Bankruptcy Court has not entered an order granting the relief sought in the Approval Motion (including the approval of the Company's payment of the Expenses and the Put Option Premium as valid and binding obligations entitled to administrative expense priority) on or before November 30, 2006;

                              (e) the Company does not obtain Bankruptcy Court approval of the Disclosure Statement on or before December 15, 2006;

                              (f) the Bankruptcy Court does not confirm the First Amended Plan on or before February 2, 2007;

                              (g) the Effective Date of the First Amended Plan does not occur on or before February 28, 2007;

                              (h) a trustee, responsible officer, or an examiner with powers beyond the duty to investigate and report, as set forth in 11 U.S.C. ss. 1106(a)(3) and (4), shall have been appointed under 11 U.S.C. ss.ss. 1104 or 105;

                              (i) the chapter 11 cases shall have been converted to cases under chapter 7 of the Bankruptcy Code;

                              (j) the Company shall have breached any material provision of the Commitment Letter, this Investment Term Sheet or the Definitive Documents, written notice of such breach shall have been given by the Significant Equityholders and such breach shall not have been cured within two (2) business days of the Company's receipt of such notice;

                              (k) the failure or non-occurrence by the date specified of any Put Option Condition or any condition precedent in the Commitment Letter;

                              (l) the Bankruptcy Court shall have entered an order approving a Competing Transaction;

                              (m) the First Amended Plan is modified to provide for any terms that are adverse to the Significant Equityholders (solely in their capacity as
                              Significant Equityholders and not as Equityholders) or materially inconsistent with the terms set forth in the Commitment Letter, this Investment Term Sheet or the Plan Term Sheet; and

                              (n) after filing the First Amended Plan, the Company (i) submits or supports a plan of reorganization or liquidation that is adverse to the Significant Equityholders (solely in their capacity as Significant Equityholders and not as Equityholders) or materially inconsistent with the terms and provisions of the Commitment Letter, this Investment Term Sheet or the Plan Term Sheet or (ii) moves to withdraw or withdraws the First Amended Plan.

                    The foregoing Termination Events are intended solely for the benefit of the Significant Equityholders, and can be waived or modified only upon the consent of each of the Significant Equityholders, provided, however, that if one or more of the Significant Equityholders shall agree in writing to be a Waiving Significant Equityholder with respect to such Termination Event then the agreement set forth herein and in the Commitment Letter shall continue to be in full force and effect as between the Company and each Waiving Significant Equityholder; provided further such consent shall state that the Waiving Significant Equityholders assume the funding obligation of each Significant Equityholder that is not a Waiving Significant Equityholder such that the total amount of proceeds generated from the exercise of the Put Option or the Call Option, as applicable, shall be equal to the Rights Offering Amount less the amount of proceeds generated by the exercise of Rights under the Rights Offering.

                    Other than with respect to the Waiving Significant Equityholders, all provisions of the Commitment Letter and this Investment Term Sheet shall terminate automatically without any act of any Significant Equityholders upon the occurrence of any of the Termination Events, provided, however, that each Significant Equityholder shall be entitled to receive or retain any portion of the Put Option Premium (provided such Significant Equityholders are not otherwise in breach of any material obligation hereunder and under the Commitment Letter) paid or payable as of the date of termination, unless such Termination Event is caused by such Significant Equityholder.

                    Notwithstanding anything to the contrary herein or in the Commitment Letter, during the time period between the
                    Company's acceptance of a Competing Transaction and the Bankruptcy Court's entry of an order approving such Competing Transaction, the Commitment Letter and this Investment Term Sheet shall not terminate except upon the occurrence of a Termination Event set forth in subsection
                    (g), (h) or (i) of the section captioned "Termination Events" above.

COMPETING           Notwithstanding  anything  to the  contrary  herein,  within
TRANSACTIONS:       three (3) business days of the Company's receipt of an offer or  proposal  to enter  into a  Competing  Transaction,  the
                    Company  shall deliver a detailed  notice  setting forth the terms and  conditions  of the Competing  Transaction  to the
                    legal   and   financial    advisors   to   the   Significant
                    Equityholders.  Prior to the  Company's  acceptance  of such
                    Competing  Transaction,  the Company  shall deliver a second
                    notice  to  the  legal  and   financial   advisors   to  the
                    Significant Equityholders setting forth the Company's intent to  accept  such  Competing  Transaction  and the  terms and conditions of such Competing Transaction and the Significant
                    Equityholders  shall then have three (3) business  days from their advisors' receipt of such notice to make an offer (the
                    "Significant  Equityholders  Revised  Offer")  revising  the
                    transactions   contemplated   herein.   Upon  receipt  of  a
                    Significant   Equityholders  Revised  Offer,  the  Board  of
                    Directors of the Company (in consultation with its financial advisors  and outside  legal  counsel)  shall  evaluate  the
                    Competing  Transaction  and  the  Significant  Equityholders
                    Revised  Offer,  if any, and choose the one that in its sole business judgment constitutes the higher or best offer or is otherwise  more  favorable to the Company and its  creditors and  stockholders.  If  after  such  evaluation,  the  board determines  to pursue the Competing  Transaction  (or if the
                    Significant   Equityholders   fail  to  make  a  Significant
                    Equityholders  Revised  Offer),  the  Company  shall  send a
                    written  notice  (the  "Competing   Transaction   Acceptance
                    Notice")   of   its   determination   to   the   Significant
                    Equityholders no later than one (1) day after making such determination.

DAMAGES: Except in the case of fraud, the Significant Equityholders' rights to payment of the Put Option Premium (to the extent due and payable) and any accrued and unpaid Expenses
                    (subject to the limitations set forth herein) shall constitute the sole and liquidated damages available to the Significant Equityholders in the event the transactions contemplated herein and in the Commitment Letter are not consummated; provided, however, that nothing herein shall be construed to limit any indemnity obligations that the Company has as set forth in the Commitment Letter.

GOVERNING LAW:      All   documentation  in  connection  with  the  transactions
                    contemplated by this Investment Term Sheet shall be governed by the laws of the State of New York.

AMENDMENT:          No  material  amendment  of  the  Commitment  Letter,   this
                    Investment Term Sheet or the First Amended Plan shall be effective without the prior written consent of each of the Significant Equityholders.

DEFINITIONS:        "Additional   Common   Stock"  means  the  common  stock  in
                    Reorganized  Foamex   International  to  be  issued  on  the
                    Effective Date to (i) Equityholders  under the First Amended
                    Plan in connection with Rights that are exercised as part of the Rights Offering, and (ii) Significant Equityholders under the First Amended Plan in connection with the Call
                    Option, if exercised. For the avoidance of doubt, the Additional Common Stock that will be outstanding on or after the Effective Date will be in addition to, and will be fungible with, the Existing Common Stock on the Effective
                    Date (except as limited by applicable securities law).

                    "Bankruptcy Court" means the United States Bankruptcy Court for the District of Delaware or such other court of competent jurisdiction.

                    "Common Equityholder" means a holder of Existing Common Stock as of the Record Date.

                    "Competing Transaction" means an offer with respect to (i) an equity financing or sale (to the extent any such proposal, offer or bid, relates to the acquisition of 25% or more of the Reorganized Company's common stock), (ii) a financing or refinancing of all or substantially all of the Company's or its subsidiaries' debt (other than the Exit Facility or a similar substitute exit financing facility), or (iii) a sale of all or substantially all of the Company's business or assets; provided that the Significant
                    Equityholders are not in breach of any of material obligation under the Commitment Letter.

                    "Effective Date" means the date that all conditions to the effectiveness of the First Amended Plan have been satisfied or waived as provided herein, which conditions shall be reasonably satisfactory to the Significant Equityholders in their individual reasonable discretion.

                    "Equityholder" means a holder, as of the Record Date, of Existing Common Stock or Existing Preferred Stock.

                    "Existing Common Stock" means the outstanding common stock in the Company immediately prior to the Effective Date.

                    "Existing Preferred Stock" means the outstanding preferred stock in the Company immediately prior to the Effective Date.

                    "Expiration Time" means 5:00 p.m. on the date that the Rights Offering expires.

                    "First Amended Plan" shall have the meaning ascribed to it in the Plan Term Sheet attached as Exhibit B to the Commitment Letter.

                    "Material Adverse Change" means any material adverse change, or any development that could reasonably be expected to result in a material adverse change, individually or when taken together with any other such changes or developments, in the financial condition, business, results of operations, assets and liabilities of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, it being understood that a material adverse change resulting from a general economic downturn or other event that does not affect the Company disproportionately to other companies (or their subsidiaries or divisions) in the foam industry shall not be deemed to be a Material Adverse Change.

                    "New Preferred Stock" means preferred stock in the Reorganized Company on terms and conditions specified in an exhibit to the Put Option Agreement. Such New Preferred Stock shall be structured to qualify as "plain vanilla preferred stock" for U.S. federal income tax purposes under
                    Section 1504(a)(4) of the United States Tax Code.

                    "Preferred   Equityholder"   means  a  holder  of   Existing
                    Preferred Stock as of the Record Date.

                    "Professionals" means (i) Cleary Gottlieb Steen & Hamilton LLP and Skadden, Arps, Slate, Meagher & Flom LLP, as legal advisors to the Significant Equityholders, (ii) Imperial Capital LLC, as the financial advisor to the Significant Equityholders, (iii) Morris, Nichols, Arsht & Tunnell LLP, as local counsel to the Significant Equityholders, and (iv) BDO Siedman, LLP and Nexant, Inc., as additional advisors to the Significant Equityholders.

                    "Record Date" means a date that is three (3) business days prior to the Rights Offering Commencement Date, whereby the rights are granted to Equityholders of record on such date.

                    "Reorganized Company" means the Company after the Effective Date.

                    "Right" means the right to purchase Additional Common Stock pursuant to the Rights Offering as contemplated herein.

                    "Rights Offering Amount" means an amount equal to $150.0 million; provided, however, that in no event shall the Company's cash on its consolidated balance sheet as of the Effective Date (after giving effect to the payments and other transactions contemplated by the First Amended Plan) exceed $7.5 million on and as of the second business day after the Effective Date.

                    "Rights Offering Commencement Date" means a date, after the SEC declares the Offering Registration Statement effective on which the Rights Offering shall commence and the Rights shall become exercisable, which date shall be selected by the Company and shall be reasonably acceptable to the Significant Equityholders in their individual reasonable discretion.

                    "SEC" means the United States Securities and Exchange Commission.

                    "Significant Equityholders Common Stock" means the aggregate amount of Existing Common Stock (assuming the conversion of the Existing Preferred Stock) owned by each of the
                    Significant Equityholders, when taken together, on the Record Date.

                                    EXHIBIT B

                                 Plan Term Sheet

               THIS TERM SHEET IS NOT AN OFFER WITH RESPECT TO ANY
            SECURITIES OR SOLICITATION OF ACCEPTANCES OF A CHAPTER 11
                                      PLAN.

           SUCH OFFER OR SOLICITATION ONLY WILL BE MADE IN COMPLIANCE
            WITH ALL APPLICABLE SECURITIES LAWS AND/OR PROVISIONS OF
                              THE BANKRUPTCY CODE.

                            FOAMEX INTERNATIONAL INC.

            TERM SHEET FOR PROPOSED CHAPTER 11 PLAN OF REORGANIZATION

This term sheet (the "Plan Term Sheet"), which is part of a commitment letter, dated October 13, 2006 (the "Commitment Letter"), addressed to Foamex International Inc. ("Foamex International") by the Significant Equityholders (as defined in the Investment Term Sheet) and is subject to the terms and conditions of the Commitment Letter, describes the principal terms of a proposed restructuring of Foamex International, together with its affiliates and subsidiaries that are debtors under chapter 11 of title 11 of the United States Code, 11 U.S.C. ss.ss. 101 et seq. (the "Bankruptcy Code") (collectively, the "Debtors," or the "Company"). Capitalized terms that are not otherwise defined herein shall have the meanings ascribed to them in the Investment Term Sheet that is attached as Exhibit A to the Commitment Letter.


PLAN PROPONENT:     The Debtors

PLAN OF             The Debtors shall file a plan of reorganization  (the "First
REORGANIZATION:     Amended  Plan")  and  related   disclosure   statement  (the
                    "Disclosure Statement") that incorporate, and are consistent with, the terms of the Commitment Letter, the Investment
                    Term Sheet and this Plan Term Sheet.

                    The First Amended Plan and the Disclosure Statement shall be in form and substance reasonably acceptable to the Significant Equityholders in their individual reasonable discretion and may not be amended to adversely affect the Significant Equityholders.

                    The First Amended Plan shall address, among other things, the Debtors' (i) obligations under the DIP Financing Facilities among Foamex, as borrower, the lenders party thereto (the "DIP Lenders"), including Bank of America, N.A., as agent, and Silver Point Finance, LLC, as agent (as amended, collectively, the "DIP Facility"); (ii) obligations under the Indenture, dated as of March 25, 2002, among
                    Foamex and U.S. Bank National Association, as trustee, relating to the issuance of the Series A and Series B 10-3/4% Senior Secured Notes of Foamex due 2009 (the "Senior Secured Notes"); (iii) obligations under the Indenture, dated as of June 12, 1997, between Foamex and the Bank of New York, as trustee, relating to the issuance of the 9-7/8% Senior Subordinated Notes due 2007 (the "2007 Senior Subordinated Notes"); (iv) obligations under the Indenture, dated as of December 23, 1997, between Foamex and the Bank of New York, as trustee, relating to the issuance of the 13-1/2% Senior Subordinated Notes due 2005 (the "2005 Senior Subordinated Notes," and together with the 2007 Senior Subordinated Notes, collectively, the "Senior Subordinated Notes"); (v) other obligations; and (vi) equity securities including options, warrants and rights related thereto.

PLAN FUNDING:       Foamex  International shall effectuate a Rights Offering for
                    Additional Common Stock pursuant to the First Amended Plan as contemplated by the Investment Term Sheet.

                    In addition, the Reorganized Company shall enter into an exit facility(ies) upon terms substantially similar to those contained in the draft commitment letter and the fee letter delivered to the Significant Equityholders (as executed, the "Exit Facility Commitment Letter") and their legal and financial advisors prior to the Significant Equityholders and Foamex International's execution of the Commitment Letter in connection with this Plan Term Sheet (the "Exit Facility").

                    The First Amended Plan will be funded with cash from operations, borrowings under the Exit Facility and the proceeds of the Rights Offering for Additional Common Stock or the exercise of the Put Option or the Call Option, as the case may be.

DEFINITIVE          The  transactions  described  in this  Plan  Term  Sheet are
DOCUMENTS:          subject in all respects to, among other  things,  definitive documentation, including the First Amended Plan and the documents to be included in the plan supplement to the First
                    Amended Plan and the Disclosure Statement, all of which shall be in form and substance reasonably satisfactory to the Significant Equityholders in their individual reasonable discretion.

TREATMENT OF
CLAIMS AND
INTERESTS:

Administrative      The allowed  administrative  expense  claims  against Foamex
Expense Claims      shall be unimpaired.  Except with respect to  administrative expense claims that are professional fee claims, each holder of an allowed administrative expense claim shall receive (a)
                    cash in an  amount  equal  to the  amount  of  such  allowed administrative  expense  claim on the  later of the  initial distribution  date under the First Amended Plan and the date
                    such   administrative   expense  claim  becomes  an  allowed
                    administrative  expense claim,  or as soon  thereafter as is practicable,  or (b) such other treatment as the Debtors and such holder shall have agreed upon; provided,  however, that allowed  administrative  expense  claims  that  arise in the ordinary  course of the Debtors'  business  shall be paid in full in the ordinary  course of business in accordance  with the terms and subject to the  conditions  of any  agreements
                    governing,   instruments  evidencing,   or  other  documents
                    relating to, such transactions.

Priority Tax Claims The allowed priority tax claims shall be unimpaired.  Except to the extent that a holder of an allowed priority tax claim agrees to a different treatment, each holder of an allowed priority tax claim shall receive, at the sole option of the Reorganized Debtors, (a) cash in an amount equal to such allowed priority tax claim plus Post-Petition Interest on the later of the initial distribution date under the First Amended Plan and the date such priority tax claim becomes an allowed priority tax claim, or as soon thereafter as is practicable, or (b) over a period through the sixth anniversary of the date of assessment of such allowed priority tax claim, deferred cash payments in an aggregate amount equal to such allowed priority tax claim (plus Post-Petition Interest) plus interest on such aggregate amount over such period at the same rate as such
                    Post-Petition Interest. All allowed priority tax claims which are not due and payable on or before the Effective Date shall be paid in the ordinary course of business in accordance with the terms thereof.

DIP Financing       The  allowed   claims  under  the  DIP  Facility   shall  be
Claims              unimpaired.  Except to the extent that the holders of claims under the DIP Facility and the Debtors  agree to a different treatment,  which shall be  reasonably  satisfactory  to the
                    Substantial Equityholders,  the holders of the DIP financing claims, or their designees, shall receive payment in full in
                    cash  of  all  DIP  financing   claims  in  full  and  final
                    satisfaction thereof other than the obligations under the indemnity and other provisions of the DIP credit facilities that by their terms shall survive the termination of the DIP credit facilities and confirmation of the First Amended
                    Plan.

Other Priority      The  allowed  other  priority  claims  shall be  unimpaired.
Claims              Except  to the  extent  that a holder  of an  allowed  other
                    priority   claim  and  the  Debtors  agree  to  a  different
                    treatment,  which shall be  reasonably  satisfactory  to the
                    Significant  Equityholders,  each holder of an allowed other priority claim shall receive, in full and final satisfaction of such claim, payment in full in cash in an amount equal to
                    such  allowed  other  priority   claim  plus   Post-Petition
                    Interest on or as soon as practicable after the later of the initial distribution date under the First Amended Plan and the date when such other priority claim becomes an allowed other priority claim, provided, however, that other priority claims that arise in the Debtors' ordinary course of business and which are not due and payable on or before the Effective Date shall be paid in the ordinary course of business in accordance with the terms thereof.

Other Secured       Allowed  other   secured   claims   (including   outstanding
Claims              industrial revenue bonds) shall be unimpaired. Except to the extent that a holder of an allowed  other  secured claim and the Debtors agree to a different  treatment,  which shall be reasonably satisfactory to the Substantial Equityholders, at
                    the  sole  option  of  the   Debtors,   in  full  and  final
                    satisfaction  of such claim,  (i) each allowed other secured
                    claim  shall  be  reinstated  and  rendered   unimpaired  in
                    accordance  with  section  1124(2) of the  Bankruptcy  Code, notwithstanding  any  contractual  provision  or  applicable nonbankruptcy  law that  entitles  the  holder of an allowed other secured claim to demand or to receive  payment of such allowed other secured claim prior to the stated  maturity of
                    such  allowed   other  secured  claim  from  and  after  the
                    occurrence  of a  default,  (ii) each  holder of an  allowed other secured claim shall receive cash in an amount equal to
                    such  allowed  other   secured   claim  plus   Post-Petition
                    Interest, in full and complete satisfaction of such allowed other secured claim on the later of the initial distribution date under the First Amended Plan and the date such other secured claim becomes an allowed other secured claim, or as soon thereafter as is practicable, or (iii) each holder of an allowed other secured claim shall receive the collateral securing its allowed other secured claim plus Post-Petition
                    Interest in full and complete satisfaction of such allowed other secured claim on the later of the initial distribution date under the First Amended Plan and the date such other secured claim becomes an allowed other secured claim, or as soon thereafter as is practicable.

Senior Secured      Allowed Senior Secured Note claims shall be unimpaired. With
Note Claims         respect to the Senior  Secured  Notes,  the  Company and the
                    Significant  Equityholders (other than Goldman, Sachs & Co.)
                    agree that the First Amended Plan shall provide that the Senior Secured Note claims shall be allowed in the aggregate amount of $312,452,083.33 plus Post-Petition Interest, but excluding any call premiums or any prepayment penalties.
                    Each holder of an allowed Senior Secured Note claim shall be paid in full in cash on the initial distribution date under the First Amended Plan, or as soon thereafter as is practicable.

Senior              Subordinated  Note Claims Allowed Senior  Subordinated  Note
                    claims shall be unimpaired. The Senior Subordinated Note claims shall be allowed in the aggregate amount of $208,150,130.55. Each holder of an allowed Senior Subordinated Note claim shall paid in full in cash on the initial distribution date under the First Amended Plan, together with Post-Petition Interest, or as soon thereafter as is practicable.

General Unsecured   Allowed general  unsecured claims shall be unimpaired.  Each
Claims              holder of an allowed  general  unsecured  claim (which shall not include Unliquidated Claims) shall be paid in full in cash on the later of the initial distribution date, or as soon thereafter as is practicable under the First Amended
                    Plan and the date such general unsecured claim is allowed plus Post-Petition Interest. To the extent insurance is available to satisfy an allowed general unsecured claim, such allowed general unsecured claim shall be paid in the ordinary course of the Reorganized Debtors' business to the extent of such insurance, without need for Court approval, at such time as such claim becomes liquidated and proceeds of the insurance therefor become available. The Debtors shall not establish any disputed claims reserve for payment of general unsecured claims.

Unliquidated Claims Holders of  Unliquidated  Claims shall not be impaired.  All
                    Unliquidated Claims, solely to the extent and on the basis set forth in a timely and validly filed proof of claim, shall be liquidated, determined and satisfied in the ordinary course of business by the Reorganized Debtors, without need for Court approval, including, where applicable, through access to available insurance. The Debtors shall not establish any disputed claims reserve for payment of Unliquidated Claims.

Existing Preferred  The Existing Preferred Stock in Foamex  International  shall
Stock be impaired. Each share of preferred stock in Foamex International to the extent still outstanding shall be converted into 100 shares of Additional Common Stock on the Effective Date and shall receive the treatment accorded to the holders of Existing Common Stock under the First Amended Plan.

Existing Common     The Existing Common Stock in Foamex  International  shall be
Stock               impaired.

                    Existing Common Stock in Foamex International shall remain outstanding after the Effective Date, subject to dilution as a result of the issuance, if any, of additional shares of common stock pursuant to the (a) Rights Offering, including shares issued to the Significant Equityholders under the Call Option, if exercised, (b) the Management Incentive Plan, (c) the Key Employee Retention Plan and (d) the exercise of any employee stock options outstanding on and as of the Effective Date.

                    The Company and the Reorganized Company will use its reasonable best efforts to maintain one or more market makers for its common stock, who will facilitate trading of the common stock on the OTC Bulletin Board (the "pink sheets").

Other Common        The  allowed  other  common   equity   interests  in  Foamex
Equity Interests    International,   including  options,   warrants  and  rights
in Foamex           related  to  the  Debtor's   equity   interests,   shall  be
International       unimpaired and shall remain  outstanding after the Effective
                    Date.

Intercompany        Intercompany   claims  shall be  unimpaired and   shall   be
Claims              reinstated upon the Effective Date.

Other Equity
Interests in        Except as otherwise provided for in the First Amended
Surviving Debtor    Plan, all other Surviving Debtor equity interests
Subsidiaries        in the subsidiaries of Foamex International and Foamex
                    L.P. shall be unimpaired.

SEC REGISTRATION:   The  Rights  Offering  shall  be  offered  pursuant  to  the
                    Offering Registration Statement, filed with the SEC, in connection with and pursuant to the First Amended Plan.

CONDITIONS TO       The First  Amended  Plan shall  contain  various  conditions
CONFIRMATION & precedent to confirmation and to the Effective Date that EFFECTIVE DATE: must be satisfied or waived, which conditions shall include and be consistent with the conditions set forth in the Investment Term Sheet.

                    Such conditions to the Effective Date shall include, without limitation, the following:

                    (a) the First Amended Plan shall be in form and substance consistent with the Commitment Letter, the Investment Term Sheet and this Plan Term Sheet, and shall be reasonably satisfactory to the Significant Equityholders in their individual reasonable discretion;

                    (b) an order confirming the First Amended Plan, in form and substance reasonably satisfactory to the Significant
                    Equityholders in their individual reasonable discretion, shall have been entered and shall not have been stayed or modified or vacated on appeal; and

                    (c) the Effective Date of the First Amended Plan shall have occurred on or before February 28, 2007.

BOARD               The  Significant  Equityholders  shall  have  the  right  to
REPRESENTATION:     nominate four (4) members of the Reorganized Company's board of directors. In addition to the Significant  Equityholders'
                    four  (4)  nominees,  there  shall  be one  (1)  independent director.  The Reorganized Company's chief executive officer and its  general  counsel  shall  also serve on the board of directors (the "Board of Directors"); provided that if stock
                    in  the   Reorganized   Company  is  listed  on  a  national
                    securities   exchange,   the  number  of  directors   and/or
                    composition of the Board of Directors may be revised as required under the applicable rules of the relevant stock exchange.

                    Subject to the Reorganized Company's by-laws relating to the filling of vacancies, if any, on the Board of Directors, the members of the Board of Directors as constituted on the Effective Date will continue to serve at least until the first annual meeting of stockholders after the Effective Date, which meeting shall not take place until at least 12 months after the Effective Date.

REORGANIZED         The   officers   of  the   Reorganized   Company   shall  be
DEBTORS' SENIOR     substantially the same as the officers of the Debtors on the
MANAGEMENT:         date of the  Commitment  Letter.  Raymond E. Mabus  shall be retained as the Chief  Executive  Officer and  President  of
                    Reorganized Foamex  International.  The Reorganized Debtors'
                    officers  shall  serve in  accordance  with  any  employment
                    agreement  with  the  Reorganized   Debtors  and  applicable
                    nonbankruptcy law, as the case may be.

MANAGEMENT          The  First  Amended  Plan  shall  provide  for a  management
INCENTIVE PLAN:     incentive  plan (the  "Management  Incentive  Plan"),  which shall include, among other things, an allocation of up to 10% of the fully diluted common stock outstanding on the Effective Date to be distributed as determined by the Reorganized Company's board of directors.

DEREGISTRATION:     Foamex  International and the Reorganized Company shall take all  necessary  steps  to  qualify  to cease  filing  public
                    reports  with  the  SEC  as  soon  as  legally   practicable
                    following the Effective Date.

POST-EFFECTIVE      The  First   Amended   Plan  shall   provide  that  (i)  the
DATE GOVERNANCE:    Reorganized  Debtors  shall enter into such  agreements  and amend their corporate governance documents to the extent necessary to implement the terms and conditions of the Commitment Letter and the First Amended Plan; and (ii) on and as of the Effective Date, the Rights Agreement between Foamex International Inc. and Mellon Investor Services LLC, dated as of August 5, 2004, and amended thereafter, shall be terminated.

MINORITY            The Amended and Restated Certificate of Incorporation of the
SHAREHOLDER         Reorganized Company shall include provisions with respect to
PROTECTIONS:        any  "Business  Combination"  (as  defined in the  Company's current Restated  Certificate of Incorporation) with or into any  "Related  Person"  (as so defined)  requiring  that the
                    consideration   received  by  the  other   shareholders   in
                    connection with such Business Combination (as so defined) is at "fair value" as determined by the "unrelated director(s)"
                    (who shall have authority, but not the obligation, to engage independent counsel and independent bankers at the Company's expense, subject to a budget which shall be reasonably acceptable to the Reorganized Company's board of directors, as a whole for purposes of such determination).

ADDITIONAL          The  First  Amended  Plan  shall  contain  other  provisions
PROVISIONS:         customarily found in other similar plans of  reorganization,
                    as   are   reasonably    acceptable   to   the   Significant
                    Equityholders in their individual reasonable discretion.

DEFINITIONS:

Post-Petition
Interest            "Postpetition Interest" means with respect to:

                    (a) the Senior Secured Note Claims, accrued and unpaid interest (including interest on interest that is due and owing and unpaid, compounded semi-annually on the semi-annual interest payment dates) pursuant to the Senior Secured Notes Indenture from the Petition Date through the Effective Date at the applicable contractual rate;

                    (b) the 2005 Senior Subordinated Note Claims, accrued and unpaid interest pursuant to the 2005 Senior Subordinated Notes Indenture from the Petition Date through the Effective Date at the applicable contractual rate;

                    (c) the 2007 Senior Subordinated Note Claims, accrued and unpaid interest (including interest on interest that is due and owing and unpaid, compounded semi-annually on the semi-annual interest payment dates) pursuant to the 2007 Senior Subordinated Notes Indenture from the Petition Date through the Effective Date at the applicable contractual rate;

                    (d) other secured claims, interest accruing on such claims from the Petition Date through the Effective Date at the rate set forth in the contract or other applicable document giving rise to such claims (to the extent lawful) or, if the applicable instrument does not specify a rate of interest, at the federal judgment rate as provided for in 28 U.S.C. ss. 1961 as in effect on the Petition Date;

                    (e) priority tax claims, (i) with respect to federal taxes, at a fixed annual rate equal to the federal statutory rate as provided in 26 U.S.C. ss. 6621; and (ii) with respect to state and local taxes, at the prime lending rate of interest as in effect for the period to which the priority tax claim pertains; and

                    (f) general unsecured claims, interest, accruing from the Petition Date through the Effective Date at the federal judgment rate as provided for in 28 U.S.C. ss. 1961 as in effect on the Petition Date; provided, however, that the First Amended Plan shall provide procedures under which holders of allowed unsecured claims may seek payment of interest at an otherwise legally required rate.

                    For the avoidance of doubt, except as required under applicable non-bankruptcy law, Post-Petition Interest will not be paid on the following allowed claims: administrative expense claims, cure claims, fee claims or Unliquidated Claims.

                    "Unliquidated Claim" means a timely and validly filed proof of claim, disputed by the Debtors, asserting an unliquidated or contingent unsecured claim (which claim numbers shall be set forth in a schedule attached to the First Amended Plan) against one of the Debtors, solely to the extent and on the basis set forth in the proof of claim, and to the extent such claim has not been disallowed and remains unliquidated, disputed and/or contingent on and as of the Effective Date unless such claim has been disallowed by the Bankruptcy Court.

                    "Reorganized Debtors" means, collectively, the Debtors after the Effective Date.

                                    EXHIBIT C

                              Put Option Agreement

          THIS PUT OPTION AGREEMENT (this "Agreement") is made and entered into as of the [ ] day of _________, 2006, by and between Foamex International Inc., a Delaware corporation (the "Company"), and each of the parties set forth on the signature page hereto (collectively, the "Significant Equityholders").

          WHEREAS, the Company and the Significant Equityholders have entered into an equity commitment agreement, dated October 13, 2006 (the "Commitment Agreement"), which has attached thereto as Exhibit A, the Investment Term Sheet, and as Exhibit B, the First Amended Plan Term Sheet;

          WHEREAS, the Company has filed the First Amended Plan with the Bankruptcy Court (as defined in the Investment Term Sheet) incorporating the terms and conditions of the Investment Term Sheet and the Plan Term Sheet;

          WHEREAS, as set forth in the Investment Term Sheet, the Company plans to distribute to holders of its common stock, par value $0.01 per share (the "Common Stock") and preferred stock, rights to purchase shares of Common Stock upon its emergence from chapter 11 of the United States Bankruptcy Code (the "Rights");

          WHEREAS, in connection with the consummation of the First Amended Plan, the proceeds of the Rights Offering (as defined in the Investment Term Sheet), estimated to be approximately $150.0 million (the "Rights Offering Amount"), will be used to provide funding for the Company's required payments under or in connection with the First Amended Plan;

          WHEREAS, in the event that the aggregate gross proceeds received by the Company as a result of the exercise, if any, of Rights does not raise all of the Rights Offering Amount, the funds comprising the shortfall will be raised by the Company either pursuant to (i) the Significant Equityholders' exercise of the Call Option (as defined in the Investment Term Sheet) to be provided for pursuant to the First Amended Plan, subject to the terms and conditions of the Call Option, or (ii) the Company's exercise of the Put Option (as defined below), subject to the terms and conditions thereof, as contemplated by the Investment Term Sheet and the First Amended Plan; and

          WHEREAS, each of the Significant Equityholders desires to sell to the Company pursuant to the Put Option, and the Company desires to purchase from each of the Significant Equityholders, its Pro Rata Share (as defined below) of the right to put shares of Series C Preferred Stock of the Company having the terms set forth in the term sheet attached hereto as Annex A (the "Preferred Stock"), with an aggregate purchase price and stated value equal to the difference between the Rights Offering Amount and the aggregate gross proceeds actually received by the Company as a result of the exercise, if any, of Rights (the "Put Amount").

          NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the Company and each Significant Equityholder agrees, severally and not jointly, as follows:

                                    ARTICLE I
                           OPTION TO REQUIRE PURCHASE

          1.1 Grant of Option. (a) Each Significant Equityholder hereby grants to the Company an option (the "Put Option") to require such Significant Equityholder to purchase its Pro Rata Share of shares of the Preferred Stock. The aggregate purchase price and aggregate stated value of Preferred Stock to be issued pursuant to exercise of the Put Option shall be equal to the Put Amount (such shares of the Preferred Stock, the "Shares"). Such purchase shall be upon and subject to the terms, covenants and conditions set forth herein.

          (b) Upon the exercise of the Put Option by the Company, the Company agrees to sell, and each of the Significant Equityholders agrees to purchase, upon and subject to the terms, covenants and conditions set forth herein, its Pro Rata Share of the Shares.

          (c) As used herein, the "Pro Rata Share" of a Significant Equityholder shall be either (i) the percentage of the number of Rights to be received by all Significant Equityholders that are to be received by such Significant
Equityholder or (ii) such other percentage as may be agreed among the Significant Equityholders, which percentage shall be communicated in writing to the Company by the Significant Equityholders in accordance with Section 4.2 hereof and be reasonably acceptable to the Company.

          1.2. Term and Exercise Period. The Company may only exercise the Put Option during the time between the expiration of the Call Option if it has not been exercised and one business day prior to the earlier of the Effective Date (as defined in the Investment Term Sheet) and February 28, 2007 (the "Exercise Period"). If the Company shall not have exercised the Put Option during the Exercise Period, the Put Option shall automatically terminate without any further action by either the Company or the Significant Equityholders, and, subject to Section 3.2(c) hereof, neither the Company nor any of the Significant Equityholders shall have any further rights, duties or obligations hereunder.

          1.3 Procedure to Exercise Option. (a) To exercise the Put Option during the Exercise Period, the Company shall deliver a written notice in accordance with Section 4.2 hereof in the form attached hereto as Annex B (an "Exercise Notice") to each Significant Equityholder, which Exercise Notice shall state that the Company is thereby exercising the Put Option and shall state that the date for the closing of the exercise of the Put Option (the "Closing Date") shall be the Effective Date.

          (b) Upon exercise of the Put Option, this Agreement shall become a contract for the sale of the Shares upon all of the terms, covenants and conditions as herein set forth, with the names to be listed on each certificate evidencing the Shares to be those set forth in Annex C hereto, as applicable, unless a Significant Equityholder shall have transmitted a notice to the Company in accordance with Section 4.2 hereof specifying different information to be used in respect of the certificates relating to it.

          (c) If the Put Option is exercised, on the Closing Date, the Company shall deliver the Shares to the Significant Equityholders against payment by the respective Significant Equityholders of the purchase price for their respective Shares by wire transfer of immediately available funds to the account designated by the Company in the Exercise Notice.

                                   ARTICLE II
                               PUT OPTION PREMIUM

          2.1 Put Option Premium. The Company will pay, by wire transfer of immediately available funds to the accounts designated by the Significant Equityholders in accordance with Section 4.2 hereof, the following amounts to the Significant Equityholders (such amounts, collectively, the "Put Option Premium"):

          (a) $2.0 million shall be paid no later than three (3) business days after the Bankruptcy Court (as defined in the Investment Term Sheet) enters an order approving the Approval Motion (as defined in the Investment Term Sheet);

          (b) $2.5 million shall be paid on the date that the Bankruptcy Court enters an order approving a Competing Transaction;

          (c) $5.5 million shall be paid upon the occurrence of any of the Termination Events set forth in subsections (g), (h), (i), (j),
               (m) or (n) of the section captioned "Termination Events" in the Investment Term Sheet; and

          (d) $7.5 million shall be paid on the Effective Date if the Commitment Letter (including the Investment Term Sheet) is not otherwise terminated earlier and remains in full force and effect.

Each payment shall be made to the respective accounts of the Significant Equityholders in the same proportion as their Pro Rata Shares.

                                   ARTICLE III
       CONDITIONS PRECEDENT TO THE SIGNIFICANT EQUITYHOLDERS' OBLIGATIONS

          3.1 Conditions to the Significant Equityholders' Obligations. (a) The Significant Equityholders' obligations hereunder are subject to satisfaction or waiver of the Put Option Conditions (as defined in the Investment Term Sheet).

          (a) The Put Option Conditions may be waived or modified only upon the written consent of each of the Significant Equityholders and the Company; provided, however, that if one or more of the Significant Equityholders (each a "Waiving Significant Equityholder") so consent in writing, then this Agreement shall continue to be in full force and effect as between the Company and each Waiving Significant Equityholder; provided further such consent shall state that the Waiving Significant Equityholders assume the funding obligation of each Significant Equityholder that is not a Waiving Significant Equityholder such that the total amount of proceeds generated from the exercise of the Put Option or the Call Option, as applicable, shall be equal to the Rights Offering Amount less the amount of proceeds generated by the exercise of Rights under the Rights Offering.

          3.2 Termination. (a) This Agreement shall terminate automatically without any act of any Significant Equityholders upon the occurrence of any of the Termination Events (as defined in the Rights Offering Term Sheet).

          (b) The Termination Events are intended solely for the benefit of the Significant Equityholders, and can be waived or modified only upon the consent of each of the Significant Equityholders, provided, however, that if one or more of the Significant Equityholders shall agree in writing to be a Waiving
Significant Equityholder with respect to such Termination Event then this Agreement shall continue to be in full force and effect as between the Company and each Waiving Significant Equityholder; provided further such consent shall state that the Waiving Significant Equityholders assume the funding obligation of each Significant Equityholder that is not a Waiving Significant Equityholder such that the total amount of proceeds generated from the exercise of the Put Option or the Call Option, as applicable, shall be equal to the Rights Offering Amount less the amount of proceeds generated by the exercise of Rights under the Rights Offering.

          (c) Notwithstanding any other provision of this Agreement to the contrary, each Significant Equityholder shall be entitled to retain or receive any portion of the Put Option Premium (provided such Significant Equityholder is not otherwise in breach of any of its material obligations under the Commitment Letter) paid or payable as of the date of termination, unless such Termination Event is caused by such Significant Equityholder.

          (d) Notwithstanding any other provision of this Agreement to the contrary, upon the Significant Equityholders' exercise of the Call Option and purchase of Additional Common Stock pursuant to the Call Option, this Agreement shall terminate automatically, and any exercise of the Put Option shall be cancelled automatically, without any further action by either the Company or any Significant Equityholder, and, subject to Section 3.2(c) hereof, neither the Company nor any of the Significant Equityholders shall have any further rights, duties or obligations hereunder, including, for the avoidance of doubt, any obligation on the part of the Company to issue, or the Significant Equityholders to acquire, New Preferred Stock.

                                   ARTICLE IV
                                  MISCELLANEOUS

          4.1 Captions. The captions, headings and arrangements used in this Agreement are for convenience only and do not in any way affect, limit, amplify or modify the terms and provisions hereof.

          4.2 Notices. Any notice, request, demand, instruction or other document to be given or served hereunder or under any document or instrument executed pursuant thereto shall be in writing and shall be delivered personally by a receipt requested therefor, by electronic mail (with a return receipt obtained), by facsimile transmission (with a delivery confirmation obtained) or sent by a recognized overnight courier service or by the United States registered or certified mail, return receipt requested, postage prepaid and addressed to the parties at their respective addresses set forth below, and the same shall be effective (a) upon receipt or refusal if delivered personally or by facsimile transmission; (b) one (1) business day after depositing with such an overnight courier service or (c) two (2) business days after deposit in the mails if mailed. A party may change its address for receipt of notices by service of a notice of change in accordance herewith. All notices by facsimile transmission shall be subsequently confirmed by U.S. certified or registered mail.

If to each Significant Equityholder:    [D. E. Shaw & Co., L.P. ]
                                        120 West 45th Street, 39th Floor
                                        New York, New York 10036
                                        Attention:  Seth Charnow
                                        Facsimile No.: _______________
                                        Telephone No.:______________
                                        E-mail:  ____________________

                                        [Goldman, Sachs & Co.]
                                        One New York Plaza, 50th Floor
                                        New York, NY 10004
                                        Attention:  Richard Katz
                                        Facsimile No.: _______________
                                        Telephone No.:______________
                                        E-mail:  ____________________

                                        [Par IV Master Fund, Ltd.]
                                        50 Tice Blvd.  3rd Floor
                                        Woodcliff Lake, NJ 07677
                                        Attention:  Robert B. Burke
                                        Facsimile No.: _______________
                                        Telephone No.:______________
                                        E-mail:  ____________________

                                        [Sunrise Partners Limited Partnership]
                                        Two American Lane
                                        Greenwich, CT 06836-2571
                                        Attention:  Doug Ambrose
                                        Facsimile No.: _______________
                                        Telephone No.:______________
                                        E-mail:  ____________________

                                        [Sigma Capital Management, LLC]
                                        540 Madison Avenue
                                        New York, NY 10022
                                        Attention:  John Reilly
                                        Facsimile No.: _______________
                                        Telephone No.:______________
                                        E-mail:  ____________________

                  With a copy to:       ______________________________
                                        ______________________________
                                        ______________________________
                                        Attention:  _____________________
                                        Facsimile No.:  __________________
                                        Telephone No.:  _________________
                                        E-mail:  ____________________

If to the Company:                      Foamex International Inc.
                                        1000 Columbia Avenue
                                        Linwood, Pennsylvania  19061
                                        Attention:  Gregory Christian,
                                                    Executive Vice
                                                    President
                                        Facsimile No.:   (610) 859-2948
                                        Telephone No.:  (610) 859-3000
                                        E-mail:  ____________________

                  With a copy to:       Paul, Weiss, Rifkind, Wharton &
                                           Garrison LLP
                                        1285 Avenue of the Americas
                                        New York, New York  10019
                                        Attention:  Judith R. Thoyer, Esq.
                                        Facsimile No.:   (212) 492-0002
                                        Telephone No.:  (212) 373-3002
                                        E-mail:  jthoyer@paulweiss.com

          4.4 GOVERNING LAW. THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ITS CONFLICT OF LAW PRINCIPLES, SHALL GOVERN THE INTERPRETATION OF THIS AGREEMENT.

          4.5 Entirety and Amendments. This Agreement embodies the entire agreement between the parties and supersedes all prior agreements and understandings, if any, relating to the transactions contemplated herein, and may be amended or supplemented only by an instrument in writing executed by the party against whom enforcement is sought.

          4.6 Multiple Counterparts. This Agreement may be executed in counterparts, each of which shall be an original but all of which together shall constitute one agreement, binding on all of the parties hereto notwithstanding that all of the parties hereto are not signatories to the same counterpart. For purposes of this Agreement, each of the parties hereto agrees that a facsimile copy of the signature of the person executing this Agreement on either party's behalf shall be effective as an original signature and legally binding and effective as an execution counterpart hereof.

          4.7 Parties Bound. The Company shall not have the right to assign this Agreement, without the prior written consent of the Significant Equityholders. None of the Significant Equityholders shall have the right to assign this Agreement without the prior written consent of the Company, except the Significant Equityholders may assign this agreement to such designees as may be reasonably acceptable to the Company. This Agreement will be binding upon and inure to the benefit of the Company and the Significant Equityholders and their respective successors (including, with respect to the Company, the Reorganized Company (as defined in the Investment Term Sheet)) and permitted assigns, and no other party will be conferred any rights by virtue of this Agreement or be entitled to enforce any of the provisions hereof.

          4.8 Further Acts. In addition to the acts and deeds recited herein and contemplated to be performed, executed and/or delivered by the Company and the Significant Equityholders, the Company and the Significant Equityholders agree to perform, execute and/or deliver or cause to be performed, executed and/or delivered at the Closing or after the Closing any and all such further acts, deeds and assurances as may be necessary to consummate the transactions contemplated hereby.

          4.9 Business Days. All references to "business days" contained herein are references to days on which banks are not required or authorized to close in New York City.

                  [Remainder of page intentionally left blank]

          IN WITNESS WHEREOF, the parties hereto have executed this Put Option Agreement as of the date first above written. COMPANY:

                                                FOAMEX INTERNATIONAL INC.


                                                By:
                                                   -----------------------------
                                                      Name:
                                                      Title:
SIGNIFICANT EQUITYHOLDERS:

D.E. SHAW LAMINAR PORTFOLIOS, L.L.C.


By:
   -----------------------------------------
      Name:
      Title:

PAR IV MASTER FUND, LTD.


By:
   -----------------------------------------
      Name:
      Title:

SUNRISE PARTNERS LIMITED PARTNERSHIP


By:
   -----------------------------------------
      Name:
      Title:

SIGMA CAPITAL ASSOCIATES, LLC


By:
   -----------------------------------------
      Name:
      Title:

GOLDMAN, SACHS & CO.


By:
   -----------------------------------------
      Name:
      Title:

                                     ANNEX A

                       SERIES C PREFERRED STOCK TERM SHEET

          The following sets forth the terms of the Preferred Stock; terms not defined herein shall have the meanings ascribed to them in the Put Option
Agreement:

Terms of the Investment
-----------------------

The Company                             The Reorganized Company (the "Company").

Significant Equityholders               D.E.  Shaw Laminar  Portfolios,  L.L.C.,
                                        Par  IV  Master   Fund   Ltd.,   Sunrise
                                        Partners  Limited   Partnership,   Sigma
                                        Capital  Associates,  LLC  and  Goldman,
                                        Sachs  &  Co.,   or   their   respective
                                        designees that are reasonably acceptable to the Company.

Price Per Share                         The  price  per  share  will  be the Put
                                        Amount divided by the aggregate number of Preferred Shares to be issued (the
                                        "Purchase Price").

Preferred Shares Designation            Series C Preferred Stock (the "Preferred
                                        Shares").

Ranking                                 The Preferred Shares will rank senior to
                                        all  equity   capital  of  the  Company,
                                        whether now or hereafter outstanding.

Dividends                               The holders of Preferred  Shares will be
                                        entitled  to  receive,  when,  as and if
                                        declared by the Board of  Directors,  as
                                        described below,  quarterly dividends in
                                        respect of each Preferred Share equal to
                                        the  rate  per  annum  of  __%(1)   (the
                                        "Dividend   Rate")  of  the  Liquidation
                                        Preference (as defined below). Dividends
                                        on Preferred  Shares will be  cumulative
                                        from the date of  issuance  and  accrued
                                        and  unpaid   dividends   will  compound
                                        quarterly.

---------------------------
(1) To be determined according to the following formula: LIBOR Swap as of the "Effective Date," as defined in Exhibit A to the Equity Commitment Agreement + 2nd Lien Spread + 200bps. "LIBOR Swap" shall be equal to the rate on the seven-year interest rate swap quoted [10] business days prior to the Effective Date by three nationally recognized fixed income derivative broker-dealers acceptable to the Company for 3-month LIBOR. "2nd Lien Spread" means the interest margin for the second lien term loan that is part of the Exit Facility (as defined in the Plan Term Sheet).

Liquidation Preference                  Upon  a   liquidation   (but   excluding
                                        mergers  or similar  transactions)  with
                                        respect to the  Company,  the holders of
                                        Preferred  Shares  will be  entitled  to
                                        receive,   in  cash,  in  preference  to
                                        payment on Junior Securities,  an amount
                                        with  respect  to each  Preferred  Share
                                        equal  to the  sum of (i)  the  Purchase
                                        Price  (as  appropriately  adjusted  for
                                        stock  splits,   recapitalizations   and
                                        similar  events)  plus (ii) all  accrued
                                        and unpaid  dividends (as  appropriately
                                        adjusted      for     stock      splits,
                                        recapitalizations and similar events, the "Liquidation Preference").

Redemption at the Option of the         Subject to compliance with the Company's
Company                                 debt,  the  Preferred   Shares  will  be
                                        redeemable at the option of the Company, in whole or in part, at the redemption prices set forth below (expressed as percentages of the Dividend Rate), if redeemed during the twelve-month period beginning on the dates indicated below:

                                        Anniversary of Issuance
                                        ----------------------------------------
                                        Fourth       100%+(50% of Dividend Rate)
                                        Fifth        100%+(33% of Dividend Rate)
                                        Sixth        100%+(16% of Dividend Rate)
                                        Seventh and
                                         thereafter  100%

                                        Redeemed   Preferred   Shares   will  be
                                        cancelled   and   will   cease   to   be
                                        outstanding.

Mandatory Redemption                    None.

Change of Control                       Upon  a  Change   of   Control   (to  be
                                        defined),   each  holder  of   Preferred
                                        Shares  shall  have the right to require
                                        the Company to purchase each outstanding
                                        share of its Preferred  Stock at a price
                                        equal   to  101%   of  the   Liquidation
                                        Preference  thereof  on the date of such
                                        purchase;   provided  that  the  Company
                                        shall not so  repurchase  such shares if
                                        prohibited  by any  provision  of any of
                                        the   Company's    debt.    Failure   to
                                        repurchase   shares  will  result  in  a
                                        Voting Rights Triggering Event.

 Voting Rights                          None,  unless a Voting Rights Triggering
                                        Event exists.

 Voting Rights Triggering Event         Failure  to  comply  with  any  covenant
                                        contained  in any  instrument  governing
                                        the  Preferred  Shares or any  agreement
                                        pursuant to which the  Preferred  Shares
                                        was issued (including the certificate of
                                        designation     and    the    Definitive
                                        Documents)  shall  result in the holders
                                        of  a   majority   of  the   outstanding
                                        Preferred Shares being entitled to elect
                                        2 directors  to the Board of  Directors.
                                        In order to effectuate the foregoing, at
                                        the request of the holders of a majority
                                        of the outstanding Preferred Shares, the
                                        size of the Board of  Directors  will be
                                        increased  by 2 and the  Company and the
                                        Board of Directors shall take such other
                                        actions to cause such election to occur.
                                        Upon the Company coming into  compliance
                                        with all such  covenants,  the size of t
                                        he Board of Directors shall be decreased
                                        by 2 and the directors  elected pursuant
                                        to  this   clause   shall  cease  to  be
                                        directors.  For the  avoidance of doubt,
                                        (i) the total  number of  directors  who
                                        may  be   elected   pursuant   to   this
                                        provision  and in  office  at  any  time
                                        shall not  exceed 2 and (ii) the  voting
                                        right  described in this paragraph shall
                                        be the sole  remedy for  breaches of any
                                        covenant in any instrument governing the
                                        Preferred   Shares   or  any   agreement
                                        pursuant to which the  Preferred  Shares
                                        was issued (including the certificate of
                                        designation     and    the    Definitive
                                        Documents).

Registration Rights                     None.

Holder Approval                         Without the consent or affirmative  vote
                                        of the  holders  of at least  67% of the
                                        outstanding   Preferred   Shares  voting
                                        separately as a class, the Company shall
                                        not (a)  authorize,  create  or issue or
                                        increase  the  authorized  amount of any
                                        (i)  equity  securities  of the  Company
                                        ranking  senior  or  pari  passu  to the
                                        Preferred  Shares  or (ii) any  class or
                                        series of capital  stock or any security
                                        convertible or exercisable for any class
                                        or  series  of  capital  stock  that  is
                                        redeemable  mandatorily or at the option
                                        of the holder thereof;  (b) amend, alter
                                        or   repeal   any   provision   of   the
                                        certificate of  incorporation  or bylaws
                                        of the  Company  if  such  amendment  or
                                        alteration alters or changes the powers,
                                        preferences  or rights of the  Preferred
                                        Shares so as to affect  them  adversely;
                                        (c)  declare,   pay  or  set  aside  for
                                        payment,  any  dividend  on  any  Junior
                                        Securities  (as defined  below)  without
                                        the prior  consent of the holders of the
                                        Preferred  Shares or redeem,  repurchase
                                        or   otherwise    acquire   any   Junior
                                        Securities (other than the repurchase of
                                        common stock held by employees, officers
                                        or  directors  of the  Company or any of
                                        its   subsidiaries  in  accordance  with
                                        arrangements approved by the Board of Directors up to an amount to be agreed);
                                        or (d) authorize or take any other action if such action alters or changes any of the rights of the Preferred
                                        Shares in any respect or otherwise would be inconsistent with the certificate of designation for the Preferred Shares.

Junior                                 Securities  "Junior   Securities"  shall
                                        mean the Series A Preferred Stock of the
                                        Company, if issued at a future date, and
                                        the common  stock of the Company and any
                                        other  securities  ranking junior to the
                                        Preferred     Shares    or    securities
                                        convertible into, or exchangeable for, any such securities.

                                     ANNEX B

                             FORM OF EXERCISE NOTICE
(i)

                       Form of Put Option Exercise Notice

                                                                        [Date]

TO:

D.E. Shaw Laminar Portfolios, L.L.C.
[___________]

Par IV Master Fund, Ltd.
[___________]

Sunrise Partners Limited Partnership
[___________]

Sigma Capital Associates, LLC
[___________]

Goldman, Sachs & Co.
[___________]

          Reference is made to the Put Option Agreement, dated as of _____, 2006 (the "Put Option Agreement"), by and among the aforementioned parties (collectively, the "Significant Equityholders") and Foamex International Inc. (the "Company"). Capitalized terms used but not otherwise defined herein have the meanings specified in the Put Option Agreement.

          The Company hereby notifies the Significant Equityholders that it is exercising the Put Option with respect to the New Preferred Stock pursuant to
Section 1.3 of the Put Option Agreement. The Closing Date shall be the Effective Date.

          Payment of the purchase price for the Shares shall be made to the following account: [account details].



                                            Very truly yours,

                                            FOAMEX INTERNATIONAL INC.

                                            By: -----------------------------
                                                Name:
                                                Title:

                                     ANNEX C

                    DETAILS FOR PREFERRED SHARE CERTIFICATES

[D.E. Shaw Laminar Portfolios, L.L.C.]

[Par IV Master Fund, Ltd.]

[Sunrise Partners Limited Partnership]

[Sigma Capital Associates, LLC]

[Goldman, Sachs & Co.]

                                   SCHEDULE A

               Financial Statements for Year Ended January 1, 2006

                                   SCHEDULE B

             Financial Statements for Six Months Ended July 2, 2006

                                   SCHEDULE C

                               Litigation Schedule

                                   SCHEDULE D

                             Environmental Schedule

SK 21784 0001 712772

                                                                       EXHIBIT C


                                LETTER AGREEMENT

          AGREEMENT dated as of October 13, 2006 among D. E. Shaw Laminar Portfolios, L.L.C., Sigma Capital Associates, LLC, Par IV Master Fund, Ltd. and Sunrise Partners Limited Partnership, each in its capacity as member of an informal ad hoc committee of certain holders of equity securities (the "Ad Hoc Members") in Foamex International Inc. (the "Company"), and Goldman, Sachs & Co., in its capacity as an observer on such committee (together with the Ad Hoc Committee Members, the "Significant Equityholders").

          In respect of Equity Commitment Agreement among the Significant Equityholders and the Company on the date hereof, the Put Option Agreement among the Significant Equityholders and the Company on the date hereof (the "Put Option Agreement") and the call option agreement to be executed under the Company's first amended plan of reorganization as contemplated by the Equity Commitment Agreement (the "Call Option Agreement"), each of the Significant Equityholders hereby agrees that the rights and obligations in connection with the Equity Commitment Agreement (including, without limitation, with respect to the Put Option and the Call Option) shall be apportioned among the Significant Equityholders in the following manner:

         D. E. Shaw Laminar Portfolios, L.L.C...........................   41.4%
         Goldman, Sachs & Co............................................   35.2%
         Sigma Capital Associates, LLC..................................   16.6%
         Par IV Master Fund, Ltd........................................    3.4%
         Sunrise Partners Limited Partnership...........................    3.4%
                                                                          ------
         Total..........................................................  100.0%
                                                                          ------


          Nothing herein shall amend or be deemed to amend any provision of the Put Option Agreement or the Call Option Agreement or render or be deemed to render any such provision inoperative other than with respect to the apportionment of the rights and obligations under such agreements among the Significant Equityholders.

          This Agreement will be governed by and construed in accordance with the laws of the State of New York without giving effect to the conflict of laws provisions thereof.

Signed on behalf of:

         D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.

         By:       /s/  Daniel Posner
              -------------------------------
              Name: /s/ Daniel Posner
              Title:    Authorized Signatory

         GOLDMAN, SACHS & CO.

         By:       /s/ Richard Katz
              -------------------------------
              Name: /s/ Richard Katz
              Title:    Managing Director

         SIGMA CAPITAL ASSOCIATES, LLC

         By:  Sigma Capital Management, LLC
                  /s/ Peter A. Nussbaum
              -------------------------------
              Name: /s/ Peter A. Nussbaum
              Title:    Authorized Signatory

         PAR IV MASTER FUND, LTD.

         By:        /s/ Robert B. Burke
              ------------------------------
              Name: /s/ Robert B. Burke
              Title:    Director

         SUNRISE PARTNERS LIMITED PARTNERSHIP

         By:        /s/ Michael J. Berner
              -------------------------------
              Name: /s/ Michael J. Berner
              Title:    Vice President


SK 21784 0001 712775

                                                                       EXHIBIT D


                                                                  EXECUTION COPY

                             PLAN SUPPORT AGREEMENT

          This Plan Statement Support Agreement is made and entered into as of November 27, 2006 by and among (i) Foamex International Inc. ("Foamex International") and certain of Foamex International's subsidiaries and affiliates, each of which is a debtor and debtor in possession in a chapter 11 case pending before the United States Bankruptcy Court for the District of Delaware (collectively, the "Foamex Group"), (ii) the holders of the Senior Secured Notes (as defined below) identified on the signature pages hereto (collectively, the "Supporting Secured Noteholders"), (iii) U.S. Bank National Association, solely in its capacity as the Senior Secured Notes Indenture Trustee (as defined below), (iv) D. E. Shaw Laminar Portfolios, L.L.C., Sigma Capital Associates, LLC, Par IV Master Fund, Ltd., Sunrise Partners Limited Partnership and Goldman, Sachs & Co. (each solely in its capacity as a holder of Senior Secured Notes, as described in Recital C, hereof, and not in its capacity as a Significant Equityholder under the Equity Commitment Agreement or the Foamex Plan (each as defined below; collectively, the "Significant Equityholders"), and (v) the Ad Hoc Committee of holders of Senior Secured Notes (the "Ad Hoc Committee"). Each of Foamex Group, each Supporting Secured Noteholder, each Significant Equityholder, the Senior Secured Notes Indenture Trustee and the Ad Hoc Committee is referred to herein individually as a "Party," and collectively, as the "Parties." As used herein, the phrases "this Agreement", "hereto", "hereunder" and phrases of like import shall mean this Plan Support Agreement.

                                    RECITALS

WHEREAS:

     A. Foamex L.P. and Foamex Capital Corporation are the issuers of 10.75% Senior Secured Notes due 2009 (collectively, the "Senior Secured Notes") pursuant to the terms of that certain Indenture, dated as of March 2, 2002 (the "Senior Secured Notes Indenture") by and among Foamex L.P., Foamex Capital Corporation, the Guarantors (as defined therein) and U.S. Bank National
Association,   as  indenture   trustee  (the  "Senior  Secured  Notes  Indenture
Trustee");

     B. The Ad Hoc Committee represents the interests of holders of the Senior Secured Notes that own or have investment management responsibility for accounts that own approximately $145,000,000 in principal amount of Senior Secured Notes. The Supporting Secured Noteholders initially executing this Agreement own or have investment management responsibility for accounts that own approximately $75,000,000 in principal amount of Senior Secured Notes;

     C. The Significant Equityholders collectively own or have investment responsibility for accounts that own (i) 100% of the issued and outstanding preferred stock of Foamex International, and (ii) approximately 53% of the issued and outstanding common stock of Foamex International. In addition, certain of the Significant Equityholders own or have investment responsibility for accounts that own approximately $110,000,000 in principal amount of the Senior Secured Notes.

     D. Each Foamex Group member is in the process of restructuring its financial obligations through the prosecution of jointly administered chapter 11 cases (collectively, the "Chapter 11 Cases") in the Bankruptcy Court for the District of Delaware ("Bankruptcy Court");

     E. Disputes have arisen between the Foamex Group, on the one hand, and the Senior Secured Notes Indenture Trustee and the Ad Hoc Committee, on the other hand, pursuant to which, among other things, the Foamex Group has disputed (i) the aggregate amount of the Senior Secured Note claims as of September 19, 2005,
(ii) the rate at which interest on such claims should accrue and be paid during the pendency of the Chapter 11 Cases, and (iii) the Senior Secured Noteholders' alleged entitlement to be paid a prepayment premium or, alternatively, a change of control premium, pursuant to the terms of the Senior Secured Notes Indenture (the "Senior Secured Notes Disputes").

     F. The Parties have negotiated and agreed upon the principal terms of a consensual plan of reorganization for the Foamex Group, which plan of reorganization incorporates a settlement of the Senior Secured Notes Disputes (the "Senior Secured Notes Disputes Settlement"). Pursuant to the Senior Secured Notes Disputes Settlement, assuming the Class of Senior Secured Notes votes to accept the Foamex Plan (as defined below) (a) the Senior Secured Note Base Claim(1) plus Post-Petition Interest shall be Allowed, (b) the Senior Secured Note Premium Claim shall be Allowed in the amount of $7,500,000; and (c) the Debtors shall dismiss with prejudice the Senior Secured Note Premium Claim Litigation.


----------------
1 Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Foamex Plan.


     G. On November 27, 2006, the Foamex Group filed with the Bankruptcy Court that certain Second Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (such plan, together with all plan-related documents, agreements, supplements and instruments reasonably acceptable to each of the Parties, the "Foamex Plan"). In addition, on November 27, 2006 the Foamex Group filed, and the Bankruptcy Court approved, that certain Second Amended Disclosure Statement for Debtors' Second Amended Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (the "Foamex Disclosure Statement").

     H. Pursuant to the terms of this Agreement, the Parties have agreed to support and, with respect to the Supporting Secured Noteholders and Significant Equityholders, vote to accept (subject to the terms and conditions of this Agreement and the receipt of the Foamex Disclosure Statement), to the extent legally permissible, confirmation of the Foamex Plan;

     I. In expressing such support and commitment, the Parties do not desire and do not intend in any way to derogate from or diminish the solicitation requirements of applicable securities and bankruptcy law, or the fiduciary duties of the Foamex Group or any other Party having such duties.

                                   AGREEMENT

          NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

          1. Defined Terms. All capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Foamex Plan.

          2. Foamex Group's Support. The Parties believe that prompt consummation of the Foamex Plan will best facilitate the Foamex Group's business and financial restructuring and resolve the Senior Secured Notes Disputes, and is in the best interests of the Foamex Group's creditors, shareholders and other parties in interest. Accordingly, the Foamex Group hereby expresses its intention to seek approval of the Foamex Plan. Without limiting the foregoing, for so long as this Agreement remains in effect, and subject to each of the Supporting Secured Noteholders, Significant Equityholders and the Ad Hoc
Committee fulfilling its respective obligations as contemplated herein, the Foamex Group agrees:

               a. to use its best efforts to solicit the requisite votes in favor of, and to obtain confirmation by the Bankruptcy Court of, the Foamex Plan;

               b. to take such actions as may be necessary or appropriate to obtain approval of the Senior Secured Notes Disputes Settlement (including, without limitation, seeking approval thereof pursuant to Bankruptcy Rule 9019, which approval may be obtained in connection with confirmation of the Foamex
Plan);

               c. not to pursue, propose or support, or encourage the pursuit, proposal or support of, any plan of reorganization for any member of the Foamex Group that is inconsistent with the Foamex Plan; and

               d. to otherwise use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Foamex Plan (including the Senior Secured Notes Disputes Settlement)) at the earliest practicable date;

in all events expressly subject to the exercise (after consultation with outside legal counsel and with prior notice to counsel to the Ad Hoc Committee and the Significant Equityholders) by each member of the Foamex Group of its fiduciary duties as a debtor and debtor in possession in the Chapter 11 Cases.

          3.   Agreement to Support the Foamex Plan

               a. For so long as this Agreement remains in effect, and subject to the Parties hereto fulfilling their respective obligations as provided herein, each Supporting Secured Noteholder agrees to (i) support confirmation of the Foamex Plan (including the Senior

Secured Notes Disputes Settlement) ; (ii) timely vote any and all Claims (as defined in the Foamex Plan) held by such Senior Secured Noteholder to accept the Foamex Plan (including the Senior Secured Notes Disputes Settlement), (iii) not pursue, propose, support, or encourage the pursuit, proposal or support of, any chapter 11 plan or other restructuring or reorganization for, or the liquidation of, any member of the Foamex Group (directly or indirectly) that is inconsistent with the Foamex Plan (including the Senior Secured Notes Disputes Settlement);
(iv) not, nor encourage any other person or entity to, delay, impede, appeal or take any other negative action, directly or indirectly, to interfere with, the acceptance or implementation of the Foamex Plan (including the Senior Secured Notes Disputes Settlement); (v) not commence any proceeding or prosecute, join in, or otherwise support any objection to oppose or object to the Foamex Plan (including the Senior Secured Notes Disputes Settlement); (vi) support any motion filed by, or any request made by, the Foamex Group with the Bankruptcy Court pursuant to Bankruptcy Rule 9019 seeking approval of the Senior Secured Notes Disputes Settlement, and (vii) support any motion filed by the Foamex
Group pursuant to section 1121 of the Bankruptcy Code seeking to extend the period during which only the Foamex Group may solicit acceptances for the Foamex Plan.

               b. For so long as this Agreement remains in effect, and subject to the Parties hereto fulfilling their respective obligations as provided herein, and subject to the obligations of the Significant Equityholders under the Equity Commitment Agreement (as defined below) not having been terminated, each Significant Equityholder agrees to (i) support approval of the Senior Secured Notes Disputes Settlement; (ii) timely vote any and all Claims held by such Significant Equityholder to accept the Foamex Plan; and (iii) not, nor encourage any other person or entity to, delay, impede, appeal or take any other negative action, directly or indirectly, to interfere with, the acceptance or implementation of the Senior Secured Notes Disputes Settlement.

               c. For so long as this Agreement remains in effect, and subject to the Parties hereto fulfilling their respective obligations as provided herein, the Ad Hoc Committee and the Senior Secured Notes Indenture Trustee each agrees to (i) support confirmation of the Foamex Plan (including the Senior Secured Notes Disputes Settlement); (ii) not pursue, propose, support, or encourage the pursuit, proposal or support of, any chapter 11 plan or other restructuring or reorganization for, or the liquidation of, any member of the Foamex Group (directly or indirectly) that is inconsistent with the Foamex Plan (including the Senior Secured Notes Disputes Settlement); (iii) not, nor encourage any other person or entity to, delay, impede, oppose, object to, appeal or take any other negative action, directly or indirectly, to interfere with, the acceptance or implementation of the Foamex Plan (including the Senior Secured Notes Disputes Settlement); (iv) not commence any proceeding or prosecute, join in, or otherwise support any objection to oppose or object to the Foamex Plan (including the Senior Secured Notes Disputes Settlement);(v) support any motion filed by, or any request made by, the Foamex Group with the Bankruptcy Court pursuant to Bankruptcy Rule 9019 seeking approval of the Senior Secured Notes Disputes Settlement, (vi) support any motion filed by the Foamex Group pursuant to section 1121 of the Bankruptcy Code seeking to extend the period during which only the Foamex Group may solicit acceptances for the Foamex Plan; and (vii) execute a letter addressed to the holders of Senior Secured Notes in support of the Foamex Plan and the Senior Secured Notes Disputes Settlement, which letter shall be reasonably acceptable to the Parties hereto and shall be circulated by the Debtors with the Foamex Disclosure Statement as part of theDebtors' solicitation package.

          4.   Acknowledgement.

               a. While the Parties agree herein to support approval of the Foamex Plan, this Agreement is not and shall not be deemed to be a solicitation for consent to the Foamex Plan in contravention of section 1125(b) of the Bankruptcy Code. Notwithstanding anything to the contrary contained herein, any obligation to vote in favor of the Foamex Plan as set forth above is expressly conditioned on the receipt of the Foamex Plan and a copy of the Foamex Disclosure Statement which shall have previously been approved by the Bankruptcy Court, after notice and a hearing, as containing adequate information as required by Section 1125 of the Bankruptcy Code.

               b. Each Party further acknowledges that no securities of any Debtor are being offered or sold hereby and that this Agreement neither constitutes an offer to sell nor a solicitation of an offer to buy any securities of any Debtor.

          5.   Limitations on Transfer of Senior Secured Notes.

               a. Each Supporting Secured Noteholder shall not (i) sell, transfer, assign, pledge, grant a participation interest in or otherwise dispose, directly or indirectly, of its right, title or interest in respect of the Senior Secured Notes (to the extent held by it on the date hereof), in whole or in part, or any interest therein, or (ii) grant any proxies, deposit any of its Senior Secured Notes (to the extent held by it on the date hereof) into a voting trust, or enter into a voting agreement with respect to any of such Senior Secured Notes, unless the transferee agrees in writing at the time of such transfer to be bound by this Agreement in its entirety without revision, and the transferor, within three business days, provides written notice of such transfer to Foamex International, together with a copy of the written agreement of the transferee to be bound by this Agreement in its entirety without revision. Upon compliance with the foregoing, (x) the transferee shall be deemed to constitute a Supporting Secured Noteholder solely to the extent of such transferred rights and obligations, and (y) the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Agreement to the extent of such transferred rights and obligations. No Supporting Secured Noteholder may create any subsidiary or affiliate for the sole purpose of acquiring any Senior Secured Notes or any other claims against or interests in any member of the Foamex Group without first causing such subsidiary or affiliate to become a party hereto.

               b. Each Significant Equityholder shall not (i) sell, transfer, assign, pledge, grant a participation interest in or otherwise dispose, directly or indirectly, of its right, title or interest in respect of the Senior Secured Notes (to the extent held by it on the date hereof), in whole or in part, or any interest therein, or (ii) grant any proxies, deposit any of its Senior Secured Notes (to the extent held by it on the date hereof) into a voting trust, or enter into a voting agreement with respect to any of such Senior Secured Notes, unless the transferee agrees in writing at the time of such transfer to be bound by this Agreement in its entirety without revisions, and the transferor, within three business days, provides written notice of such transfer to Foamex International, together with a copy of the written agreement of the transferee to be bound by this Agreement in its entirety without revision. Upon compliance with the foregoing, (x) the transferee shall be deemed to constitute a Significant Equityholder solely to the extent of such transferred rights and obligations, and (y) the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Agreement to the extent of such transferred rights and obligations. No Significant Equityholder may create any subsidiary or affiliate for the sole purpose of acquiring any Senior Secured Notes or any other claims against any member of the Foamex Group without first causing such subsidiary or affiliate to become a party hereto

          6. Further Acquisition of Senior Secured Notes. This Agreement shall in no way be construed to preclude any Supporting Secured Noteholder or any Significant Equityholder from acquiring additional Senior Secured Notes or other claims against any member of the Foamex Group. Any such additional Senior Secured Notes or claims so acquired shall be automatically subject to the terms of this Agreement.

          7. Condition to each Party's Obligations. Each Party's obligations under this Agreement are subject to the prior execution of this Agreement by the following persons:

               a. each member of the Foamex Group;

               b. each Significant Equityholder;

               c. each Supporting Secured Noteholder;

               d. the Ad Hoc Committee (by its counsel), and

               e. the Senior Secured Notes Indenture Trustee.

          In no event shall this Agreement be effective with respect to any Party until the conditions set forth in this Section 7 are satisfied.

          8.  Termination   Events.   This  Agreement  may  terminate  upon  the
occurrence of any of the following events (each, a "Termination Event"):

               a. any member of the Foamex Group has breached any of its material obligations under this Agreement, has failed to diligently prosecute the confirmation of the Foamex Plan or has announced its intention to pursue a chapter 11 plan that differs materially from the Foamex Plan;

               b. any Party (other than a member of the Foamex Group) shall have breached any of its material obligations under this Agreement;

               c. any of the Chapter 11 Cases shall have been dismissed or converted to a case under chapter 7 of the Bankruptcy Code, or an interim or permanent trustee shall be appointed in any of the Chapter 11 Cases, or a responsible officer or an examiner with powers beyond the duty to investigate and report (as set forth in sections 1106(a)(3) and (4) of the Bankruptcy Code) shall be appointed in any of the Chapter 11 Cases;

               d. any court (including the Bankruptcy Court) shall declare, in a Final Order, this Agreement to be unenforceable;

               e. entry of an order by the Bankruptcy Court denying confirmation of the Foamex Plan; or

               f. if the effective date of the Foamex Plan shall not have occurred by February 28, 2007.

          9.   Termination of this Agreement.

               a. Upon the occurrence of any of the Termination Events described
in  paragraphs  8(c),  (d)  or  (e)  herein,   this  Agreement  shall  terminate
automatically and without further notice or action by any Party.

               b. Upon the occurrence of any other Termination Event set forth herein, this Agreement shall terminate only upon written notice to the breaching Party from each of the non-breaching Parties and a failure by the breaching Party to remedy such breach within three (3) business days, provided however, that the right to terminate hereunder shall not preclude any non-breaching Party from seeking specific performance or any other remedy available under applicable law for breach of this Agreement.

               c. Specific Performance; Damages. This Agreement, including without limitation the Parties' agreement herein to support confirmation of the Foamex Plan, is intended as a binding commitment enforceable in accordance with its terms. Each Party acknowledges and agrees that the exact nature and extent of damages resulting from a breach of this Agreement are uncertain at the time of entering into this Agreement and that breach of this Agreement would result in damages that would be difficult to determine with certainty. It is understood and agreed that money damages would not be a sufficient remedy for any breach of this Agreement and that the Parties shall each be entitled to specific performance and injunctive relief as remedies for any such breach, and further agree to waive, and to use their best efforts to cause each of their representatives to waive, any requirement for the securing or posting of any bond in connection with such remedy. Such remedies shall not be deemed to be the exclusive remedies for the breach of this Agreement by any Party or its representatives, but shall be in addition to all other remedies available at law or in equity. In the event of litigation relating to this Agreement, if a court of competent jurisdiction determines that any Party or any of its representatives have breached this Agreement, such breaching Party shall be liable and pay to the non-breaching Parties the reasonable legal fees incurred by such non-breaching Parties in connection with such litigation, including any appeal therefrom.

          10. Effect of Termination. Upon termination of this Agreement, all obligations hereunder shall terminate and shall be of no further force and effect; provided, however, that any claim for breach of this Agreement shall survive termination and all rights and remedies with respect to such claims shall not be prejudiced in any way; but provided further, that the breach of this Agreement by one or more Parties shall not create any rights or remedies against any non-breaching Party unless such non-breaching Party has participated in or aided and abetted the breach by the breaching Party or Parties. Except as set forth above in this paragraph 10, upon such termination, any obligations of the non-breaching Parties set forth in this Agreement shall be null and void ab initio and all claims, causes of action, remedies, defenses, setoffs, rights or other benefits of such non-breaching Parties shall be fully preserved without any estoppel, evidentiary or other effect of any kind or nature whatsoever.

          11. Representations and Warranties. Each member of the Foamex Group, each Supporting Secured Noteholder, each Significant Equityholder, the Ad Hoc Committee and the Senior Secured Notes Indenture Trustee represents and warrants to each other Party, severally but not jointly, that the following statements are true, correct and complete as of the date hereof:

               a. Corporate Power and Authority. It is duly organized, validly existing, and in good standing under the laws of the state of its organization, and has all requisite corporate, partnership or other power and authority to enter into this Agreement and to carry out the transactions contemplated by, and to perform its respective obligations under, this Agreement.

               b. Authorization. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary corporate, partnership or other action on its part.

               c. Binding Obligation. This Agreement has been duly executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable in accordance with the terms hereof.

               d. No Conflicts.  The execution,  delivery and  performance by it
(when such performance is due) of this Agreement do not and shall not (i) violate any provision of law, rule or regulation applicable to it or any of its subsidiaries or its certificate of incorporation or bylaws or other organizational documents or those of any of its subsidiaries or (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligation to which it or any of its subsidiaries is a party.

          12. Additional Representations of Supporting Secured Noteholders and Significant Equityholders.

              a. Each Supporting Secured Noteholder represents that, as of the date hereof, it owns or has investment management responsibility for accounts that own Senior Secured Notes in the principal amount set forth on the schedule provided by counsel to the Ad Hoc Committee to counsel for the Foamex Group on the date hereof.

              b. Each Significant Equityholder represents that, as of the date hereof, it owns or has investment management responsibility for accounts that own Senior Secured Notes in the principal amount set forth on the schedule provided by counsel to the Significant Equityholders to counsel for the Foamex Group on the date hereof.

          13. Amendment or Waiver. Except as otherwise specifically provided herein, this Agreement may not be modified, waived, amended or supplemented unless such modification, waiver, amendment or supplement is in writing and has been signed by each Party. No waiver of any of the provisions of this Agreement shall be deemed or constitute a waiver of any other provision of this Agreement, whether or not similar, nor shall any waiver be deemed a continuing waiver (unless such waiver expressly provides otherwise).

          14. Relationship to Equity Commitment Agreement. The Significant Equityholders and Foamex International are parties to that certain Equity
Commitment Agreement, dated as October 13, 2006 (as amended, modified or supplemented from time to time, the "Equity Commitment Agreement"), which is scheduled to be considered for approval by the Bankruptcy Court on November 27, 2006. Nothing in this Agreement amends, replaces, supercedes or otherwise affects the terms and conditions of the Equity Commitment Agreement, the obligations of the parties thereto or the rights of the parties thereto to take any action in respect of the Equity Commitment Agreement. For the avoidance of doubt, nothing in this Agreement, nor any action taken or not taken in accordance with this Agreement, constitutes amodification, waiver or release, or estoppel in respect of any term, condition, right or obligation of the Equity Commitment Agreement by any party thereto.

          15. Direction to Senior Secured Notes Indenture Trustee. The execution and delivery of this Agreement by the Supporting Secured Noteholders and the Significant Equityholders who, in the aggregate, own or have investment management responsibility for accounts that own Senior Secured Notes having a principal amount in excess of $151,000,000, shall constitute an instruction to the Senior Secured Notes Indenture Trustee in accordance with the terms of the Senior Secured Notes Indenture to (a) execute and deliver this Agreement, (b) do and perform all actions contemplated by this Agreement, and (c) do and perform all actions contemplated by the Foamex Plan.

          16. Notices. Any notice required or desired to be served, given or delivered under this Agreement shall be in writing, and shall be deemed to have been validly served, given or delivered if provided by personal delivery, or upon receipt of fax delivery, as follows:

               a. if to any member of the Foamex Group, to Alan W. Kornberg and Brian S. Hermann, Paul Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064, fax: 212-757-3990;

               b. if to the Supporting Secured Noteholders or the Ad Hoc Committee, to Adam Harris, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022, fax: 212-593-5955;

               c. if to the Significant Equityholders, to James L. Bromley, Cleary Gottlieb, Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006, fax: 212-225-3999; and

               d. if to the the Senior Secured Notes Indenture Trustee, to Franklin Ciaccio, King & Spalding, 1185 Avenue of the Americas, New York, New York 10036, fax: 212-556-2222.

          17. Governing Law; Jurisdiction. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY CONFLICTS OF LAW PROVISION WHICH WOULD REQUIRE THE APPLICATION OF THE LAW OF ANY

OTHER JURISDICTION. By its execution and delivery of this Agreement, each of the Parties hereto hereby irrevocably and unconditionally agrees for itself that any legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, shall be brought in the United States Bankruptcy Court for the District of Delaware. By execution and delivery of this Agreement, each of the Parties hereto irrevocably accepts and submits itself to the exclusive jurisdiction of such court, generally and unconditionally, with respect to any such action, suit or proceeding, and waives any objection it may have to venue or the convenience of the forum.

          18. Headings. The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.

          19. Interpretation. This Agreement is the product of negotiations of the Parties, and in the enforcement or interpretation hereof, is to be interpreted in a neutral manner, and any presumption with regard to interpretation for or against any Party by reason of that Party having drafted or caused to be drafted this Agreement, or any portion hereof, shall not be effective in regard to the interpretation hereof.

          20. Successors and Assigns. This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors, assigns, heirs, transferees, executors, administrators and representatives.

          21. No Third-Party Beneficiaries. Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties hereto and no other person or entity shall be a third-party beneficiary hereof.

          22. No Waiver of Participation and Reservation of Rights. Except as expressly provided in this Agreement and in any amendment among the Parties, nothing herein is intended to, or does, in any manner waive, limit, impair or restrict the ability of each of the Parties to protect and preserve its rights, remedies and interests, including without limitation, its claims against any of the other Parties (or their respective affiliates or subsidiaries) or its full participation in the Chapter 11 Cases. If the transactions contemplated by this Agreement or in the Foamex Plan are not consummated, or if this Agreement is terminated for any reason, the Parties fully reserve any and all of their rights.

          23. No Admissions. This Agreement shall in no event be construed as or be deemed to be evidence of an admission or concession on the part of any Party of any claim or fault or liability or damages whatsoever. Each of the Parties denies any and all wrongdoing or liability of any kind and does not concede any infirmity in the claims or defenses which it has asserted or could assert. No Party shall have, by reason of this Agreement, a fiduciary relationship in respect of any other Party or any party in interest in these Chapter 11 Cases, or any member of the Foamex Group, and nothing in this Agreement, expressed or implied, is intended to or shall be so construed as to impose upon any Party any obligations in respect of this Agreement except as expressly set forth herein. In the event that the Bankruptcy Court does not approve the Senior Secured Notes Disputes Settlement, nothing contained in this Agreement, the Foamex Plan, the Foamex Disclosure Statement or any negotiations or writings in connection therewith shall in any way be construed as, or be deemed to be evidence of an admission, concession or agreement as to the merits or legal positions of, any of the Parties with respect to the Senior Secured Notes Disputes Settlement and the Parties shall not use this Agreement, the Foamex Plan, the Foamex Disclosure Statement or any negotiations or writings in connection therewith as evidence of any such admission, concession or agreement.

          24. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same Agreement. Delivery of an executed signature page of this Agreement by facsimile shall be effective as delivery of a manually executed signature page of this Agreement.

          25. Representation by Counsel. Each Party acknowledges that it has been represented by counsel in connection with this Agreement and the transactions contemplated herein. Accordingly, any rule of law or any legal decision that would provide any Party with a defense to the enforcement of the terms of this Agreement against such Party based upon lack of legal counsel shall have no application and is expressly waived.

          26. Entire Agreement. This Agreement and the above-described schedules provided to counsel for the Foamex Group constitute the entire agreement between the Parties and supersede all prior and contemporaneous agreements, representations, warranties and understandings of the Parties, whether oral, written or implied, as to the subject matter hereof.

          27. Several not Joint. The agreements, representations and obligations of the Parties under this Agreement are, in all respects, several and not joint. Any breach of this Agreement by any Party shall not result in liability for any other non-breaching Party.

 [Remainder of page intentionally blank; remaining pages are signature pages.]

          IN WITNESS WHEREOF, the undersigned have each caused this Agreement to be duly executed and delivered by their respective, duly authorized officers as of the date first above written.

                             FOAMEX INTERNATIONAL INC.



                             By:  /s/ Gregory J. Christian
                                  ---------------------------------------------
                                  Gregory J. Christian
                                  Executive Vice-President, Chief Administrative Officer, Chief Restructuring Officer and General Counsel

                             FMXI, INC.



                             By:  /s/ Gregory J. Christian
                                  ----------------------------------------------
                                  Gregory J. Christian
                                  Vice-President, Chief Restructuring Officer
                                  and Secretary


                             FOAMEX, L.P.


                             By FMXI, INC., Foamex L.P.'s Managing General
                                Partner


                             By:  /s/ Gregory J. Christian
                                  ----------------------------------------------
                                  Gregory J. Christian
                                  Vice-President, Chief Restructuring Officer
                                  and Secretary

                             FOAMEX CAPITAL CORPORATION



                             By:  /s/ Gregory J. Christian
                                  ----------------------------------------------
                                  Gregory J. Christian
                                  Vice-President, Chief Restructuring Officer
                                  and Secretary

                             FOAMEX CARPET CUSHION LLC



                             By:  /s/ Gregory J. Christian
                                  ----------------------------------------------
                                  Gregory J. Christian
                                  Vice-President, Chief Restructuring Officer
                                  and Secretary

                             FOAMEX ASIA, INC.



                             By:  /s/ Gregory J. Christian
                                  ----------------------------------------------
                                  Gregory J. Christian
                                  Vice-President, Chief Restructuring Officer
                                  and Secretary

                             FOAMEX LATIN AMERICA, INC.



                             By:  /s/ Gregory J. Christian
                                  ----------------------------------------------
                                  Gregory J. Christian
                                  Vice-President, Chief Restructuring Officer
                                  and Secretary

                             FOAMEX MEXICO, INC.



                             By:  /s/ Gregory J. Christian
                                  ----------------------------------------------
                                  Gregory J. Christian
                                  Vice-President, Chief Restructuring Officer
                                  and Secretary



                             FOAMEX MEXICO II, INC.



                             By:  /s/ Gregory J. Christian
                                  ----------------------------------------------
                                  Gregory J. Christian
                                  Vice-President, Chief Restructuring Officer
                                  and Secretary

                             CHILTON GLOBAL DISTRESSED OPPORTUNITIES MASTER
                               FUND, L.P., by Chilton Investment Company, LLC, as general partner



                             By:  /s/ Norman B. Champ
                                  ---------------------------------------------
                                  Norman B. Champ, III, Executive Vice President


                             JEFFERIES BUCKEYE MASTER FUND LTD., by Jefferies Asset Management, LLC, its investment adviser



                             By:  /s/ Joseph A. Schenk
                                  ----------------------------------------------
                                  Joseph A. Schenk
                                   EVP and CFO


                             MURRAY CAPITAL MANAGEMENT, INC., as agent on behalf of certain discretionary accounts



                             By:  /s/ Scott Beechert
                                  ----------------------------------------------
                                  Scott Beechert, General Counsel and Chief
                                  Compliance Officer


                             NORTHEAST INVESTORS TRUST


                             By:  /s/ Bruce Monrad
                                  ----------------------------------------------
                                  Bruce Monrad


                             VENOR CAPITAL MANAGEMENT LP



                             By:  /s/ Michael Wartell
                                  ----------------------------------------------
                                  Michael Wartell

                             AD HOC COMMITTEE OF SENIOR SECURED NOTEHOLDERS



                             By:  /s/ Adam Harris
                                  ----------------------------------------------
                                  Adam Harris
                                  Its Counsel

                             U.S. BANK NATIONAL ASSOCIATION, solely in its capacity as Senior Secured Notes Indenture Trustee



                             By:  /s/ James E. Murphy
                                  ----------------------------------------------
                                  James E. Murphy
                                  Vice President

                             D.   E. SHAW LAMINAR PORTFOLIOS, L.L.C.,
                                    solely in the capacity as a holder of Senior
                                    Secured Notes


                             By:  /s/ Daniel Posner
                                  ----------------------------------------------



                             SIGMA CAPITAL ASSOCIATES, LLC, solely in the capacity as a holder of Senior Secured Notes


                             By:  Sigma Capital Management, LLC
                             By:  /s/ Peter Nussbaum
                                  ----------------------------------------------



                             PAR IV MASTER FUND LTD., solely in the capacity as a holder of Senior Secured Notes



                             By:  /s/ Robert B. Burke
                                  ----------------------------------------------
                                  Director


                             SUNRISE PARTNERS LIMITED PARTNERSHIP, solely in the capacity as a holder of Senior Secured Notes



                             By:  /s/ Douglas W. Ambrose
                                  ----------------------------------------------
                                  Vice President


                             GOLDMAN, SACHS & CO., solely in the capacity as a holder of Senior Secured Notes



                             By:  /s/ Richard Katz
                                  ----------------------------------------------
                                  Managing Director

                             TQA SPECIAL OPPORTUNITIES MASTER FUND LTD.



                             By:  /s/ Bartholomew Tesoriero
                                  ----------------------------------------------
                                  Bart Tesoriero n his capacity as a Director


                             BASSO CAPTIAL MANAGEMENT, LLC



                             By:  /s/ Dixon Yee
                                  ----------------------------------------------
                                  Dixon Yee, Authorized Signatory

                             ALJ CAPITAL MANAGEMENT, LLC, as agent for ALJ Capital I, L.P. and ALJ Capital II, L.P.



                             By:  /s/ Lawrence B. Gill
                                  ----------------------------------------------
                                  Lawrence B. Gill, Authorized Signatory

                             CONCORDIA MAC29 LTD, acting by and through Concordia Advisors, L.L.C.



                             By:  /s/ Robert J. Capozzi
                                  ----------------------------------------------
                                  Robert J. Capozzi, Authorized Signatory


                             CONCORDIA DISTRESSED DEBT FUND, L.P., acting by and through Concordia Advisors, L.L.C.


                             By:  /s/ Robert J. Capozzi
                                  ----------------------------------------------
                             Robert J. Capozzi, Authorized Signatory


                             CONCORDIA INSTITUTIONAL MULIT-STRATEGY FUND, LTD., acting by and through Concordia Advisors, L.L.C.


                             By:  /s/ Robert J. Capozzi
                                  ----------------------------------------------
                             Robert J. Capozzi, Authorized Signatory


                             CONCORDIA PARTNERS, L.P., acting by and through Concordia Advisors, L.L.C.

                             By:  /s/ Robert J. Capozzi
                                  ----------------------------------------------
                             Robert J. Capozzi, Authorized Signatory